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04035934

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NEC Electronics

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34733  FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 8/3/04

Innovating
Digital Home
Appliances

Innovating
Mobile
Communications

# SOLUTIONS FOR INNOVATING TOMORROW

Innovating
Automotive
Applications

NEC ELECTRONICS

ANNUAL REPORT 2004 Year ended March 31, 2004





# CONTENTS



The statements in this annual report with respect to NEC Electronics' current plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC Electronics' markets, which are primarily Japan, Asia, North America and Europe; demand for, and competitive pricing pressure on, NEC Electronics' products and services in the marketplace; NEC Electronics' ability to continue to win acceptance for its products and services in these highly competitive markets; and fluctuations of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC Electronics makes significant sales.

All the consolidated financial data in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America on a basis that reflects the historical consolidated financial statements of NEC Electronics assuming that it had existed as a stand-alone company for all periods prior to the corporate separation on November 1, 2002.





## MISSION STATEMENT

We aim to become the partner of choice
by providing differentiated semiconductor solutions
based on advanced technologies
that give our customers a competitive advantage.







On November 1, 2002, NEC Electronics Corporation separated from parent company NEC Corporation and established itself as an independent, dedicated semiconductor company. Just nine months later, NEC Electronics made its debut as a public company when it was listed on the First Section of the Tokyo Stock Exchange on July 24, 2003. This milestone would not have been possible without the strong backing of shareholders and stakeholders, for which we are very grateful.

Our mission at NEC Electronics is to be the partner of choice for customers, by responding to their needs with differentiated solutions based on our advanced technologies. With the support of our customers, income before income taxes exceeded our initial forecasts, reaching ¥44.4 billion ($427 million) for the fiscal year ended March 31, 2004.

We believe helping customers add value to their businesses and increasing their satisfaction leads to the growth of the company, which in turn translates to maximized shareholder value. We will continue to improve our solutions offerings, and as our customers' businesses transcend national borders, we will step up our own globalization to be a semiconductor solution company trusted the world over.

When NEC Electronics became a public company, we committed to a transparent and trustworthy management. To achieve this, we created a framework to promote corporate social responsibility (CSR) and established the NEC Electronics Guiding Principles to define management policies in regard to CSR.

Maximizing customer satisfaction, steadily increasing sales and profits, and achieving sustained growth in shareholder value while doing our part as a responsible corporate citizen – these are NEC Electronics' objectives. Thank you for your continued support as we pursue new levels of growth.

June 25, 2004

KAORU TOSAKA
President



**KAORU TOSAKA**
*President*

As a global semiconductor solution company and market leader, we will strive to achieve new levels of growth.

# FINANCIAL HIGHLIGHTS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

| | | | Millions of yen | Thousands of U.S. dollars | Percent change |
|---|---|---|---|---|---|
| | 2002 | 2003 | **2004** | **2004** | 2004/2003 |
| Net sales | ¥684,268 | ¥725,093 | **¥711,986** | **$6,846,019** | –1.8% |
| Communications | 87,327 | 97,002 | **152,299** | **1,464,413** | 57.0 |
| Computing and Peripherals | 143,713 | 125,901 | **138,227** | **1,329,106** | 9.8 |
| Consumer Electronics | 119,789 | 147,127 | **88,294** | **848,981** | –40.0 |
| Automotive and Industrial | 64,472 | 80,109 | **90,707** | **872,183** | 13.2 |
| Multi-market ICs | 85,245 | 84,465 | **79,988** | **769,115** | –5.3 |
| Discrete, Optical and Microwave Devices | 112,347 | 117,971 | **122,095** | **1,173,990** | 3.5 |
| Other | 71,375 | 72,518 | **40,376** | **388,231** | –44.3 |
| Income (loss) before income taxes | (83,885) | 15,090 | **44,389** | **426,817** | — |
| Provision (benefit) for income taxes | (29,023) | 8,234 | **17,281** | **166,163** | — |
| Net income (loss) | (53,238) | 9,622 | **28,066** | **269,865** | — |
| Total assets (As of March 31) | 630,115 | 655,489 | **741,515** | **7,129,952** | 13.1 |
| Shareholders' equity (As of March 31) | 232,942 | 238,927 | **371,739** | **3,574,413** | 55.6 |
| Capital expenditures | 90,114 | 54,383 | **103,034** | **990,712** | 89.5 |
| R&D expenses | 99,759 | 96,666 | **99,450** | **956,250** | 2.9 |
| Depreciation | 110,661 | 88,414 | **82,392** | **792,231** | –6.8 |

*Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥104=U.S.$1.*


NET SALES
(¥ billion)
600
400
200
0
02
03
04
INCOME (LOSS) BEFORE INCOME TAXES
(¥ billion)
30
0
–30
–60
–90
02
03
04
NET INCOME (LOSS)
(¥ billion)
20
0
–20
–40
–60
02
03
04

## A Well-Balanced Portfolio of Products



| Fiscal 2004 Semiconductor Sales* | ¥671.6 billion |
|---|---|
| ☐ Communications | 23% |
| ☐ Computing and Peripherals | 21% |
| ☐ Consumer Electronics | 13% |
| ☐ Automotive and Industrial | 13% |
| ☐ Multi-market ICs | 12% |
| ☐ Discrete, Optical and Microwave Devices | 18% |

**Excludes sales of "Other" products*

At the outset of fiscal 2004, ended March 31, 2004, the global economy was faced with uncertainty stemming from the war in Iraq and the SARS outbreak. As these risk factors quickly dissipated however, the economy headed toward an overall recovery. In the semiconductor market, growth was spurred by a recovery in demand for personal computers, evolutionary advances in mobile handsets, and the growing popularity of digital cameras, DVD recorders, flat-screen televisions, and other digital AV equipment.

NEC Electronics' semiconductor sales rose ¥19.0 billion from the previous fiscal year despite the yen's appreciation and declining sales of semiconductors for game consoles. This was primarily due to healthy sales of semiconductors for mobile handsets, PC peripherals, and digital AV equipment. However, net sales totaled ¥712.0 billion ($6,846 million), down ¥13.1 billion from the previous fiscal year, due largely to the downsizing of the resale business for LCD panels and other electronic components.

Income before income taxes increased ¥29.3 billion year on year, to ¥44.4 billion ($427 million). This reflected improved productivity gained from measures to boost manufacturing efficiency, a shift to high value-added products, and reduced materials costs, which counteracted the decline in sales. Net income was ¥28.1 billion ($270 million), up ¥18.4 billion from a year earlier.

### Construction of 300 mm Wafer Line at NEC Yamagata

NEC Electronics embarked on a 300 mm wafer production line at NEC Yamagata's Tsuruoka manufacturing facility. 300 mm wafers yield more than twice as many chips as 200 mm wafers, significantly reducing manufacturing cost. Construction is underway and the line will be operational by the end of 2004. The new line will be capable of processing approximately 4,000 wafers per month, and will utilize advanced process technologies to produce semiconductors for mobile handsets, digital cameras and other areas of the growing digital consumer electronics market.

Furthermore, we began work in May 2004 on a new wing adjacent to the existing facility to flexibly meet future increases in demand. The new wing will enable us to create a single line running through both buildings with a maximum capacity of 14,000 wafers per month.

### Strategic Alliance with Transmeta for Low Power Consumption Technology

NEC Electronics licensed LongRun2™ Technologies[1], low-power management technology for semiconductors, from Transmeta Corporation, a fabless[2] semiconductor company based in the United States. To strengthen long-term ties between the two companies, NEC Electronics also invested in Transmeta, acquiring a less than 2% equity stake.

In recent years, attention has focused on low power consumption technologies for semiconductors that help extend battery life. NEC Electronics has conducted research on high-k gate-oxide film technology and parallel CPU techniques. By combining our own technologies with Transmeta's, we believe we can substantially improve power consumption for mobile handsets, digital consumer electronics, onboard automotive devices, and other products.

*[1] LongRun is a registered trademark of Transmeta Corporation of the United States.*
*[2] Refers to semiconductor companies without their own manufacturing facilities.*




NEC
NEC Yamagata


300 mm wafer (right)


Alliance with Transmeta Corporation

# THREE SOLUTIONS TAILORED TO CUSTOMER NEEDS

NEC Electronics counts among its customers some of the most prominent names in a wide range of industries. The cooperative partnerships forged with these customers from the earliest stages of development serve as the foundation for providing Solutions optimized for their needs. By first implementing innovative technologies and leading-edge manufacturing equipment in our Advanced Technology Solutions, then putting them to broader use in enhancing System Solutions and Platform Solutions, we greatly improve R&D and manufacturing efficiency as well as profitability.

High-end, customized LSI solutions based on leading edge high-density, high-speed, and low power consumption technologies.

## → ADVANCED TECHNOLOGY SOLUTIONS

Differentiated system LSI solutions based on systems expertise and IP cores, tailored to varying customer needs by industry.

## → SYSTEM SOLUTIONS

General purpose products backed by a strong support system and sales channels, delivered with minimal time and cost.

## → PLATFORM SOLUTIONS

## → SOLUTIONS FOR INNOVATING TOMORROW



NEC Electronics delivers a single-chip LSI that processes audio and video signals from BS, CS and terrestrial digital broadcasts. This chip also enables simultaneous viewing of two different high definition broadcasts on a single screen.

NEC Electronics integrates broadcast signal reception and DVD recording/playback functions on a single chip. This DVD recorder LSI also includes functions for analog-to-digital conversion and input from digital video cameras.

NEC Electronics' driver ICs for plasma display panels are key components of TVs with large, high resolution screens.

→ INNOVATING DIGITAL HOME APPLIANCES

## Growth of Digital and Network Technologies Enabling the Convergence of AV and IT


NEC

With wireless USB technology, users can connect their PCs to peripherals, digital home appliances and an array of other electronic devices at data transfer speeds comparable to today's USB 2.0 standard without worrying about cords.

NEC Electronics was the first in the industry to introduce LSIs for multi-format 16x speed rewritable DVD drives.

NEC Electronics' digital camera LSIs leverage our advanced interface and signal processing technologies.



To support extended voice and online communications, NEC Electronics is working to improve power consumption and signal processing speeds for mobile handset baseband LSIs.

System in Package (SiP) technology, which fits multiple chips in a single package, enables larger memory capacity without increasing the size of mobile handsets.

Baseband LSIs for 3G mobile handsets will be manufactured at our 300 mm wafer line using cutting-edge 90 nanometer process technology.

→ INNOVATING MOBILE COMMUNICATIONS

# Advanced Technology Supporting the Evolution of Mobile Handsets as Tools for Information and Entertainment



Our LCD driver ICs with graphics functions enable mobile handset users to enjoy games, animation and other content with fluid, full-motion, 3-D graphics.

Designing semiconductors in C-language reduces development times and allows greater flexibility in response to the frequent changes in mobile handset models.

NEC Electronics produces various semiconductors for mobile handsets that enable TV broadcast reception and deliver true-to-life sound.



The rapid and precise engine control of NEC Electronics' automotive microcontrollers improves fuel efficiency and lowers emissions.

High product quality is especially important for automotive semiconductors. NEC Electronics consistently receives high marks from customers for outstanding product reliability.

NEC Electronics' power ICs are used in power steering, air bags, anti-lock braking systems (ABS) and other areas that heighten drivability and safety.

## → INNOVATING AUTOMOTIVE APPLICATIONS

# Semiconductor Technology Enhancing the Automotive Experience While Protecting People and the Environment

Semiconductors for onboard communications applications gather and integrate many kinds of data such as fuel levels, road conditions, and global positioning to create a pleasurable driving experience.



Today, a standard car has an average of 30 microcontrollers; a luxury car may average 100 or more. These numbers are expected to grow as cars offer more electronic functions onboard.

NEC Electronics, together with NEC, is developing image recognition technology that identifies road demarcation lines and nearby vehicles that will help drivers in the future.

| | END-MARKET APPLICATIONS AND PRODUCTS | PERCENTAGE OF FISCAL 20( SEMICONDUCTOR SALES |
|---|---|---|
| COMMUNICATIONS | System LSIs and SRAMs for broadband networking equipment such as routers, Ethernet switches, and mobile phone base stations; baseband LSIs, LCD driver ICs, memories and other semiconductors used in mobile handsets | 23% |
| COMPUTING AND PERIPHERALS | System LSIs for servers and workstations; semiconductors for personal computers; system LSIs, LCD driver ICs and other semiconductors for PC peripherals such as rewritable DVD drives, printers and displays | 21% |
| CONSUMER ELECTRONICS | System LSIs, microcontrollers and other semiconductors used in audio-visual equipment such as digital TVs, digital cameras, and DVD recorders; semiconductors for video game consoles and home appliances | 13% |
| AUTOMOTIVE AND INDUSTRIAL | Microcontrollers and power devices for automobile electronic systems including engine control units; semiconductors used in medical equipment and other industrial equipment | 13% |
| MULTI-MARKET ICS | General-purpose microcontrollers, structured ASICs, gate arrays, analog ASICs and multi-purpose SRAMs | 12% |
| DISCRETE, OPTICAL AND MICROWAVE DEVICES | Discrete devices such as transistors and diodes; optical semiconductors for optical communications and DVD drives and others; microwave semiconductors for mobile handsets, satellite broadcasting, and terrestrial communications | 18% |

| NET SALES (¥ BILLION) | FISCAL 2004 TRENDS | CUSTOMERS* |
|---|---|---|
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of semiconductors for mobile handsets rose sharply. | Fujitsu, Hitachi, Nokia, Panasonic Mobile Communications, Sony Ericsson Mobile Communications, Samsung Electronics, Sharp, NEC Corporation |
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of system LSIs for rewriteable DVD drives and printers increased. | Silicon Graphics, ServerWorks, Sun Microsystems, Samsung Electronics, International Display Technology, Pioneer, HP, Sony, Canon, Seiko Epson, Casio Computer, LG Philips LCD, NEC Corporation |
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of semiconductors for game consoles and conventional consumer electronics declined due to lower demand. | Sony, Matsushita Electric Industrial, Sanyo Electric, Sharp, Victor Company of Japan, Fuji Photo Film, Pioneer, Nintendo |
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of automotive microcontrollers increased in Japan, Europe and North America. | Toyota, DENSO, Robert Bosch, Delphi, Siemens, Advantest |
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of general-purpose memories and gate arrays decreased slightly. | Sony, Matsushita Electric Industrial, Panasonic Mobile Communications, NEC Corporation |
| 0 50 100 150<br>04<br>03<br>02<br>Years ended March 31 | Sales of discrete devices increased. | Motorola, Fujitsu, Sony, NEC Corporation |

*The list of customers is neither comprehensive nor necessarily representative.*

### System LSI for High Definition TVs for BS/CS/Terrestrial Digital Broadcasts

NEC Electronics, in conjunction with NEC Corporation, developed a system LSI for high definition televisions compatible with BS (broadcasting satellite), CS (communications satellite) and terrestrial digital broadcasts. This system LSI integrates an array of audio and video processing functions essential to digital broadcast reception devices into a single chip, including decompression of digital audio and video signal output from BS, CS, and digital terrestrial broadcast tuners, onscreen still and streaming image display, and CPU functions. In addition, this LSI enables simultaneous split-screen viewing of two high definition broadcasts. Designed for digital televisions, this new LSI houses a CPU operating at 533 MIPS (millions of instructions per second)—one of the world's fastest—enabling compatibility with services utilizing MPEG-4, a format under research for online video streaming and terrestrial digital broadcasts, and a range of other multimedia broadcast formats expected in the coming years.

### Industry's First TFT LCD Driver IC with Embedded Graphics Engine

NEC Electronics developed the first LCD driver IC in the industry equipped with graphics engines for TFT screens used in mobile handsets. Evolutionary advances in mobile phone services in recent years have sparked demand for screens capable of displaying complex visual data. This new LSI is the first of its kind with an internal graphics circuit for rendering curved lines, allowing it to deliver fluid, high-speed graphics. By internalizing graphics functions once attached externally to LSIs, this new LCD driver IC will help mobile handsets become more compact.

### Back-end Processing LSIs for DVD Recorders

NEC Electronics, with its advanced circuitry technology, successfully developed the industry's first system LSI that integrates all of the audio and video data processing functions for DVD recorders on a single chip. By leveraging technology that merges





TFT LCD driver IC



System LSI for high definition TVs


NEC JAPAN
NEC JAPAN

System LSI for DVD recorders

the connection ports for multiple external memory devices into a single port, the eight chips that once handled back-end processing* functions for DVD recorders, such as compression and expansion of audio and video data, output of still and moving images, and processing, can now be reduced to the new LSI and two memory chips. This breakthrough, which sharply reduces the number of components, enables smaller motherboard dimensions, making it possible to build more compact, less expensive DVD recorders.

*(*) Audio and video processing found in DVD recorders.*

## Wireless USB Technology for Easy High-speed Wireless Communications for PCs and Digital Home Appliances

In February 2004, NEC Electronics conducted the world's first demonstration using technology compliant with wireless USB, the next-generation standard interface technology for wireless connections for PCs and digital home appliances. This technology permits high-speed wireless communications at 480 megabits per second, comparable to the present USB 2.0 standard, within a 10-meter range. With this technology, users are free to transfer data at high speeds from devices in the location of their choosing, without concerns of wires.

## Highly Reliable Low-k/Cu Technology for 65 Nanometer Process Generation

NEC Electronics, in collaboration with NEC Corporation, has successfully developed highly reliable low-k/Cu technology for 65 nanometer process generation. The technology features an "ultra-thin pore seal structure" which drastically enhances interconnect reliability, and at the same time reduces the metal capacitance contributing to LSI power reduction.

The newly developed ultra-thin pore seal film (k=2.7) effectively blocks copper diffusion. By protecting the exposed side of porous low-k material (k=2.5) with the pore seal film, inter-metal TDDB (Time Dependent Dielectric Breakdown) lifetime has been improved five-fold over conventional structures, and prospect for ten years guarantee of interconnect insulation reliability has been obtained. NEC Electronics and NEC also fabricated multi-level interconnect modules, and confirmed that over 30% capacitance reduction has been achieved compared with the conventional technology, while securing the required reliability. In recent years, the increase of power consumption has emerged as the major issue of scaled/high-functionality LSIs. With this breakthrough, NEC Electronics addresses this power issue and contributes to reducing LSI power consumption.

NEC Electronics understands that maintaining good relationships with shareholders and other investors, as well as with customers, business partners, local communities and employees, is crucial to a company's growth. We recognize that earning the trust of the greater community as a responsible corporate citizen is linked to sustainable growth in our corporate value and in turn, shareholder value.

In June 2004, we established the NEC Electronics Guiding Principles, a set of guidelines for employees, and created a company-wide framework for promoting corporate social responsibility (CSR). NEC Electronics will continue to implement a variety of CSR activities in the future.

## NEC ELECTRONICS GUIDING PRINCIPLES

At NEC Electronics, we are dedicated to cultivating trust with every individual and organization, including customers, shareholders, investors, trading partners and employees.

We pledge to conduct our business with integrity, beyond legal compliance, by acting responsibly as concerned corporate citizens, while providing superior semiconductor solutions based on advanced technologies.

NEC Electronics is committed to the following Guiding Principles.

☐ Customer Focus
To provide optimized solutions and comprehensive support that exceed the highest expectations of our customers and earn their unwavering loyalty.

☐ Ethical Business Practices
To promote free and fair market competition through transparent and ethical business practices, which are conveyed to the public through our actions and communications.

☐ Community Involvement
To implement activities which contribute to both local and international communities, while respecting the history, culture, and human rights of each region.

☐ Environmental Protection
To promote sustainable development by minimizing the environmental impact of our products throughout their entire life cycles.

☐ Corporate Culture
To foster a corporate culture that respects individuality and encourages innovation, where all employees are proud to be part of the NEC Electronics team.

NEC Electronics understands that corporate activities are inextricably linked to the global environment. As such, we provide semiconductor solutions that meet the needs of both customers and the environment.

Our semiconductor solutions enable customers to make their electronic devices smaller, lighter, more functional, and power efficient, contributing to the conservation of natural resources and energy.

We have achieved zero emissions status, defined as the recycling of more than 99% of waste, and are working to reduce the environmental impact of all products throughout the various stages of our operations — from development, to manufacturing, and sales.

Through activities such as these, NEC Electronics is doing its part to create a recycling-oriented society that fosters sustainable development.

### Recent Achievements

- We achieved a green procurement rate of 100% for the direct materials we use in semiconductor manufacturing, such as mold compounds and lead frames. To accomplish this, we evaluated the environmental soundness of our suppliers' products, as well as their environmental management policies. We now have over 270 qualified green procurement partners.
- All of our 15 global manufacturing facilities have achieved ISO 14001 environmental management certification. Including NEC Electronics headquarters, we now have a total of 17 certified locations worldwide.
- NEC Electronics America's manufacturing facility in Roseville, California was recognized for its waste reduction efforts, receiving the United States Environmental Protection Agency's "WasteWise Partner of the Year" award for the second consecutive year.

*For more information on NEC Electronics' environmental efforts, please see our Environmental Management Report 2004.*




EPA



"WasteWise Partner of the Year" award ceremony

At NEC Electronics we believe strong corporate governance is important to the sustained growth of our corporate value. As such, we strive to maintain highly transparent and accountable management, and disclose information in a timely and appropriate manner.

NEC Electronics' Board of Directors is comprised of five members, facilitating efficient and effective management. In addition, we introduced a corporate officer system to help clarify our business responsibilities, improve management transparency, and promote rapid decision-making.

The Board of Corporate Auditors is comprised of two full-time and two part-time auditors. To improve auditing functions, we selected one corporate auditor with extensive legal experience.

We also value compliance and internal auditing, and established divisions dedicated to these purposes. Furthermore, by establishing the NEC Electronics Guiding Principles and the NEC Electronics Code of Conduct, we are working to reinforce legal compliance and ethical standards.



# DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

(As of June 25, 2004)



KAORU TOSAKA
President



HIROKAZU HASHIMOTO
Executive Vice President and Member of the Board



HIDETO GOTO
Senior Vice President and Member of the Board



TOSHIO NAKAJIMA
Member of the Board



SHUNICHI SUZUKI
Member of the Board

## DIRECTORS

**President**
KAORU TOSAKA

**Executive Vice President and Member of the Board**
HIROKAZU HASHIMOTO

**Senior Vice President and Member of the Board**
HIDETO GOTO

**Members of the Board**
TOSHIO NAKAJIMA
SHUNICHI SUZUKI

## CORPORATE AUDITORS

NORIO TANOUE
KEIJI SUZUKI
YASUYUKI SHIBATA
SHIGEO MATSUMOTO

## CORPORATE OFFICERS

KAORU TOSAKA
HIROKAZU HASHIMOTO
HIDETO GOTO
YOSHIKAZU INADA
JUNSHI YAMAGUCHI
*(Corporate Strategic Planning Unit)*
HIROSHI SATO
*(Finance Unit, Chief Financial Officer)*

# FINANCIAL SECTION

## INTRODUCTION

Management's discussion and analysis is made for the consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain discussions regarding future events contained in this section reflect management's judgment as of March 31, 2004.

NEC Electronics Corporation and its consolidated subsidiaries ("We") are a leading integrated provider of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors. We began our semiconductor business operations in 1956, and our industry expertise and technical capabilities enable us to offer our customers a broad array of solutions ranging from customized semiconductors to general-purpose semiconductors.

NEC Electronics Corporation (the "Company") was formed on November 1, 2002 as a wholly-owned subsidiary of NEC Corporation ("NEC") as a result of a separation by new incorporation (*shinsetsu bunkatsu*) under the corporate separation (*kaisha bunkatsu*) provisions of the Japanese Commercial Code. Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to the Company, at historical cost, in exchange for the issuance to NEC of 100,000,000 Shares. At the time of the Company's initial public offering on July 24, 2003, the Company issued 23,500,000 Shares and NEC sold 10,500,000 Shares. In addition, NEC sold 3,000,000 Shares in connection with such initial public offering. As a result thereof and as of March 31, 2004, NEC beneficially owns approximately 70 percent of the issued Shares.



## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the period presented. On an ongoing basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions.

We believe the following critical accounting policies are affected by our estimates and assumptions which could have a significant impact on our consolidated financial statements:

***Allowance for Doubtful Notes and Accounts***

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts. We consider the allowance for doubtful notes and accounts to be adequate based on information currently available. However, changes in the underlying financial condition of our customers, resulting in an impairment of their ability to make payments, may require additional allowance.

### *Inventories*

We analyze all inventory including slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

If future demand and market conditions are less favorable than those projected, additional inventory write-downs may be required.

### *Impairment of Investment*

We hold investments on the long-range perspective for the purpose of promoting sales measures, joint development, technical collaboration, and so on. These investments consist of marketable equity securities and non-public companies' stocks of which fair values are practically difficult to reasonably estimate. Marketable equity securities and non-public companies' stocks are included in marketable securities and investments, other and stated at fair value and at cost, respectively.

When a decline in value of the marketable securities is deemed to be other-than-temporary, we recognize an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, we evaluate market conditions, trends of earnings, the extent cost exceeds market value, the duration of market declines, and other key measures. There were no gross unrealized holding losses in marketable securities at March 31, 2004. We believe that there is no impairment in investment, other.

Future adverse changes in market conditions or poor operating results of the invested companies could result in losses, or an inability to recover the carrying value of the investments that is not reflected in the current carrying value of an investment, possibly requiring an impairment charge in the future.



### *Impairment of Long-lived Assets*

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flow is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

We believe that there were no long-lived assets to record an impairment loss at March 31, 2004. Changes in future technology trends or strategy may cause an impairment of long-lived assets.

### *Deferred Tax Assets*

We have recorded deferred tax assets resulting from deductible temporary differences and net operating loss carryforwards, both of which will reduce taxable income in the future. We set up a valuation allowance to reduce deferred tax assets to an amount that is more likely than not to be realized.

We evaluate the necessity of a valuation allowance for each company based on the information currently available, such as an estimate of taxable income, an estimate of timing when temporary differences reverse, and so on. As a result, we recorded a valuation allowance of ¥5.1 billion ($49 million) at March 31, 2004. In the event we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets reduces income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

***Pension and Severance Plans***

We have recorded pension and severance costs and liabilities that are calculated from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to the changes in assumptions such as the discount rate, the rate of increase in future compensation level and the expected long-term rate of return on plan assets, in addition to changes in the number of employees covered. Assumptions are evaluated at least annually, when events may occur or circumstances change, we change these assumptions. In accordance with accounting principles generally accepted in the United States of America, variation of the assumptions or actual results that differ from the assumptions are amortized over the average remaining service period of employees.

We applied 4.0% for the expected long-term rate of return on plan assets for the fiscal years ended March 31, 2003 and 2004. We have decided to change the rate to 2.5% for the fiscal year ending March 31, 2005. To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

We reduced the discount rate from 3.0% to 2.5% for the fiscal year ended March 31, 2004, reflecting the decline in recent market interest rates and shortening of average benefit payout periods caused by the return to the Japanese government of responsibility for pension obligations under the governmental welfare component of our pension plan. As a result, benefit obligations increased by ¥9.0 billion ($87 million).

NET SALES

(¥ billion)


600
400
200
0
02
03
04
Years ended March 31

## RESULTS OF OPERATIONS

***Net Sales***

Net sales decreased ¥13.1 billion, or 1.8 percent, to ¥712.0 billion ($6,846 million) for the fiscal year ended March 31, 2004 from ¥725.1 billion for the fiscal year ended March 31, 2003, largely due to a decline in sales of non-semiconductor products. The decrease was however partly offset by higher sales in our core semiconductor business. Our net sales by end-market application for the fiscal years ended March 31, 2003 and 2004 were as follows:

Net sales of semiconductors for communications applications increased ¥55.3 billion, or 57.0 percent, to ¥152.3 billion ($1,464 million) for the fiscal year ended March 31, 2004 from ¥97.0 billion for the fiscal year ended March 31, 2003. The increase was mainly due to an increase in the volume of sales of system memory and baseband LSIs for mobile handsets and increased sales of LCD driver ICs due to the popularity of color displays in mobile handsets.

Net sales of semiconductors for computing and peripherals applications increased ¥12.3 billion, or 9.8 percent., to ¥138.2 billion ($1,329 million) for the fiscal year ended March 31,

2004 from ¥125.9 billion for the fiscal year ended March 31, 2003. The increase was mainly due to an increase in the volume of sales of system LSIs used in PC peripherals, specifically system LSIs for rewriteable DVD drives.

Net sales of semiconductors for consumer electronics decreased ¥58.8 billion, or 40.0 percent, to ¥88.3 billion ($849 million) for the fiscal year ended March 31, 2004 from ¥147.1 billion for the fiscal year ended March 31, 2003. The decrease was primarily due to a decrease in demand for semiconductors for game consoles and declining sales of semiconductors for conventional consumer electronics; however this decrease in demand was partially offset by an increase in the volume of sales of graphics-processing LSIs used in DVD recorders and other semiconductors for digital audio-visual equipment.

Net sales of semiconductors for automotive and industrial applications increased ¥10.6 billion, or 13.2 percent, to ¥90.7 billion ($872 million) for the fiscal year ended March 31, 2004 from ¥80.1 billion for the fiscal year ended March 31, 2003. The increase was mainly attributable to an increase in product shipments of our 32-bit microcontrollers for automobiles.

Net sales of multi-market ICs decreased ¥4.5 billion, or 5.3 percent, to ¥80.0 billion ($769 million) for the fiscal year ended March 31, 2004 from ¥84.5 billion for the fiscal year ended March 31, 2003. The decrease was mainly due to a decrease in the volume of sales of multi-purpose SRAM (as we instead focused on SRAM for communications applications) and to the shrinking market for gate arrays.



Net sales of discrete, optical and microwave devices increased ¥4.1 billion, or 3.5 percent, to ¥122.1 billion ($1,174 million) for the fiscal year ended March 31, 2004 from ¥118.0 billion for the fiscal year ended March 31, 2003. The increase was mainly due to an increase in sales of discrete devices for lithium-ion batteries and automobiles.

Other net sales consists of sales of plasma display panels, printed wiring boards, LCDs and other non-semiconductor products and services. Our other net sales decreased ¥32.1 billion, or 44.3 percent, to ¥40.4 billion ($388 million) for the fiscal year ended March 31, 2004 from ¥72.5 billion for the fiscal year ended March 31, 2003. The decrease was mainly due to the fact that we ceased these sales operations in Japan as they are not part of our core operations.

***Subsidy Related to Transfer of the Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥26.6 Billion ($256 Million).***

In connection with the return to the Japanese government of responsibility for pension obligations under the governmental welfare component of our pension plan, we recognized a net gain of ¥1.9 billion ($18 million) for the fiscal year ended March 31, 2004.

***Cost of Sales***

Cost of sales decreased ¥42.1 billion, or 8.1 percent, to ¥476.1 billion ($4,578 million) for the fiscal year ended March 31, 2004 from ¥518.1 billion for the fiscal year ended March 31, 2003. Cost of sales as a percentage of net sales decreased from 71.5 percent for the fiscal year ended March 31, 2003 to 66.9 percent for the fiscal year ended March 31, 2004, as a result of lower material costs.

INCOME (LOSS) BEFORE INCOME TAXES
(¥ billion)


30
0
-30
-60
-90
02 03 04
Years ended March 31



NET INCOME (LOSS)
(¥ billion)


20
0
-20
-40
-60
02 03 04
Years ended March 31

***Research and Development Expenses***

Research and development expenses increased ¥2.8 billion, or 2.9 percent, to ¥99.5 billion ($956 million) for the fiscal year ended March 31, 2004 from ¥96.7 billion for the fiscal year ended March 31, 2003. The increase was primarily a result of increased investment in research and development into advanced technologies. As a percentage of net sales, research and development expenses increased from 13.3 percent for the fiscal year ended March 31, 2003 to 14.0 percent. for the fiscal year ended March 31, 2004. Research and development expenses included fees of ¥9.2 billion ($88 million) for the fiscal year ended March 31, 2004 and ¥7.3 billion for the fiscal year ended March 31, 2003 paid to NEC in connection with the research provided by NEC's laboratories.

***Selling, General and Administrative Expenses***

Selling, general and administrative expenses increased ¥1.8 billion, or 2.2 percent, to ¥81.9 billion ($787 million) for the fiscal year ended March 31, 2004 from ¥80.1 billion for the fiscal year ended March 31, 2003. As a percentage of net sales, selling, general and administrative expenses increased from 11.0 percent for the fiscal year ended March 31, 2003 to 11.5 percent for the fiscal year ended March 31, 2004, primarily due to the increase of expenses related to the construction of information systems.

***Provision (Benefit) for Income Taxes***

Our income before income taxes, provision (benefit) for income taxes, and effective tax rate for the fiscal years ended March 31, 2003 and 2004 were as follows. The data for the fiscal year ended March 31, 2003 is set out as if we had been a separate entity for the applicable period:

| | Billions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| Year ended March 31 | 2003 | **2004** | **2004** |
| Income before income taxes | ¥15.1 | **¥44.4** | **$427** |
| Provision (benefit) for income taxes: | | | |
| Current | 10.6 | **16.9** | **163** |
| Deferred | (2.4) | **0.4** | **3** |
| Executive tax rate (%) | 54.6% | **38.9%** | **—** |

Our statutory tax rate in Japan is generally around 42.0 percent for the fiscal year ended March 31, 2004. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate will be around 40.5 percent from the fiscal year ending March 31, 2005. Our effective tax rate of 38.9 percent for the fiscal year ended March 31, 2004 was lower compared to the statutory tax rate in Japan, primarily due to a tax credit relating to research and development.

***Minority Interest in Losses of Consolidated Subsidiaries***

We recorded minority interest in losses of consolidated subsidiaries of ¥1.0 billion ($9 million) for the fiscal year ended March 31, 2004 compared to minority interest in losses of consolidated subsidiaries of ¥2.8 billion for the fiscal year ended March 31, 2003. The change was primarily a result of a decrease in losses at our manufacturing subsidiary in China. The decrease in losses is a result of the improvement of capacity utilization rates at the plant through increasing production at the plant of low-end products that were previously manufactured in Japan and other areas.

### *Net Income*

We recorded net income of ¥28.1 billion ($270 million), representing 3.9 percent of net sales, for the fiscal year ended March 31, 2004 compared to a net income of ¥9.6 billion for the fiscal year ended March 31, 2003. The increase in net income was primarily due to an improved cost of sales ratio to net sales.

## GEOGRAPHICAL SEGMENT ANALYSIS

We categorize our sales based on the country location of the particular division or subsidiary that entered into the sales transaction with the third party customer. Our net sales on a geographic basis were as follows:

### *Japan*

Net sales in Japan decreased ¥51.2 billion, or 10.7 percent, to ¥426.3 billion ($4,099 million) for the fiscal year ended March 31, 2004 from ¥477.5 billion for the fiscal year ended March 31, 2003. The decrease was primarily due to a large decline in sales of non-semiconductor products and a significant decline in demand for semiconductors for game consoles.

### *United States*

Net sales in the United States increased ¥10.3 billion, or 15.9 percent, to ¥74.8 billion ($720 million) for the fiscal year ended March 31, 2004 from ¥64.6 billion for the fiscal year ended March 31, 2003. The increase was primarily due to an increase in the volume of sales of microcontrollers for automobiles.



### *Europe*

Net sales in Europe increased ¥11.9 billion, or 18.5 percent, to ¥75.8 billion ($729 million) for the fiscal year ended March 31, 2004 from ¥63.9 billion for the fiscal year ended March 31, 2003. The increase was primarily due to an increase in the volume of sales of microcontrollers for automobiles.

### *Asia*

Net sales in Asia, excluding Japan, increased ¥16.0 billion, or 13.4 percent, to ¥135.1 billion ($1,299 million) for the fiscal year ended March 31, 2004 from ¥119.1 billion for the fiscal year ended March 31, 2003. The increase was primarily due to an increase in the volume of sales of semiconductors for consumer electronics as well as PC peripherals.

## SEASONALITY

Our net sales are generally higher in the second and third quarters of each fiscal year, which are the quarters ending September 30 and December 31, respectively. This is due to the higher volume of product shipments to customers that manufacture consumer end-products for the year-end holiday season.

## EFFECT OF CHANGE IN EXCHANGE RATE ON FOREIGN CURRENCY TRANSLATION

The appreciation of the Japanese yen against the U.S. dollar during the fiscal year ended March 31, 2004 compared to the previous fiscal year decreased the yen-denominated amount of U.S. dollar-denominated sales thereby adversely affecting our business and results of operations.

We have recorded a net foreign exchange loss of ¥3.2 billion ($31 million) as a result of the foregoing trends in foreign currency exchange rates for the fiscal year ended March 31, 2004. From time to time, we enter into foreign currency forward exchange contracts to cover exchange rate risk in receivables or payables. Our management strategies to reduce exchange rate risks have served to mitigate the impact of exchange rate fluctuations. Assets and liabilities of foreign subsidiaries are translated into Japanese yen at the fiscal year-end exchange rate and included in our consolidated financial statements. Revenue and expenses are translated at the average exchange rate for the fiscal year. Adjustments resulting from the translation are accumulated and recorded in "accumulated other comprehensive income (loss)" in the consolidated balance sheets. For details, see note 2 to our consolidated financial statements.

## LIQUIDITY AND CAPITAL RESOURCES

Our financial policy is to secure adequate liquidity and capital resources for our operations and to maintain the strength of our balance sheets. In order to secure capital resources, the Company obtained medium-term loans on January 31, 2003, comprising a three-year ¥50.0 billion ($481 million) loan with the option of early repayment and five-year loans totaling ¥30.0 billion ($288 million). At the end of March 2004, the Company exercised the early repayment option for ¥10.0 billion ($96 million) of the three-year loan in order to diversify the repayment schedule. According to the conditions of these medium-term loans, the Company is required to immediately repay them if its net assets fall below ¥150.0 billion ($1,442 million), operating cash flow is negative for two consecutive half-year periods, or NEC's ownership interest in the Company falls to 50 percent or less, or the Company is no longer a consolidated subsidiary of NEC.

As of March 31, 2004, the total amount of our long-term debt was ¥76.8 billion ($739 million) including the above medium-term loans and our obligations under certain capital leases. As of March 31, 2004 we had ¥165.5 billion ($1,591 million) of cash and cash equivalents to maintain our liquidity. In addition, the Company also has revolving credit facilities that mature in 364 days under which an aggregate of up to ¥20.0 billion ($192 million) in short-term loans is available to the Company. The Company believes that the cash and cash equivalents, the availability of short-term credit facilities, and the Company's cash flows from operations will be sufficient to meet the Company's current cash requirements, including working capital, capital expenditures and debt service, for the foreseeable future.

In order to facilitate access to global capital markets, the Company has obtained credit ratings from R&I, one of the major credit rating agencies in Japan. The Company's current senior long-term credit rating from R&I is A- and current short term debt rating from R&I is a-1.



**EQUITY RATIO**

(%)


50.1
45
37.0
36.5
30
15
0
02
03
04
March 31

## FINANCIAL CONDITION

### *Total Assets and Shareholders' Equity*

Total assets at March 31, 2004 totaled ¥741.5 billion ($7,130 million), an ¥86.0 billion increase from ¥655.5 billion at March 31, 2003. This resulted in part from an ¥87.2 billion increase in cash and cash equivalents stemming from our initial public offerings.

Shareholders' equity at March 31, 2004 was ¥371.7 billion ($3,574 million), up ¥132.8 billion from ¥238.9 billion at March 31, 2003. This increase was attributed to proceeds from the public stock offering, higher net income, and a decrease in minimum pension liabilities due primarily to the return to the Japanese government of responsibility for pension obligations under the governmental welfare component of our pension plan.


NET CASH PROVIDED BY OPERATING ACTIVITIES
(¥ billion)
100
75
50
25
0
02
03
04
Years ended March 31

## CASH FLOW

Net cash provided by operating activities decreased ¥4.5 billion to ¥120.3 billion ($1,157 million) for the fiscal year ended March 31, 2004 from ¥124.8 billion for the fiscal year ended March 31, 2003. This was mainly attributed to an increase in payments of accounts payable, trade, even though net income climbed ¥18.4 billion.

Net cash used in investing activities increased ¥35.4 billion to ¥92.0 billion ($884 million) for the fiscal year ended March 31, 2004 from ¥56.6 billion for the fiscal year ended March 31, 2003. The increase was primarily due to our investment in property, plant and equipment for our advanced process production lines.

Net cash provided by financing activities increased ¥62.5 billion to ¥60.5 billion ($581 million) for the fiscal year ended March 31, 2004 compared to the fiscal year ended March 31, 2003. The increase primarily reflected the ¥92.9 billion ($893 million) raised from our initial public offering more than offset the repayment of borrowings.


NET CASH USED IN INVESTING ACTIVITIES
(¥ billion)
100
75
50
25
0
02
03
04
Years ended March 31

## CAPITAL EXPENDITURE

Our capital expenditure for the fiscal years ended March 31, 2003 and 2004 was ¥54.4 billion and ¥103.0 billion ($991 million), respectively. Our capital expenditure for the fiscal year ending March 31, 2005 is estimated to be ¥167.0 billion ($1,606 million). For the fiscal years ended March 31, 2003 and 2004, our capital expenditure, funded through cash flow from operations, bank loans and the proceeds of our initial public offering was mainly devoted to upgrading and expanding production lines. We currently intend to apply capital expenditure for the fiscal year ending March 31, 2005 primarily towards building, upgrading and expanding our production facilities including a new production line at our Yamagata wafer fabrication plant for production using 300 mm (12 inch) wafers.

## OFF-BALANCE SHEET ARRANGEMENTS

We securitize receivables by selling certain trade receivables to Special Purpose Entities without recourse. The purpose of these securitization transactions is to enhance asset efficiency. We service, administer and collect the securitized trade receivables on behalf of the Special Purpose Entities. We received proceeds of ¥99.1 billion for the fiscal year ended March 31, 2003 and ¥88.8 billion ($854 million) for the fiscal year ended March 31, 2004.

On sales of trade receivables, in some cases we retain subordinated interests. Gain or loss on the sale of the trade receivables is based on the carrying amount of the trade receivables involved in the transfer, allocated between the trade receivables sold and the retained interests based on their relative fair values at the transfer date.

NET CASH PROVIDED BY FINANCING ACTIVITIES
(¥ billion)


60
50
40
30
20
10
0
-10
02
03
04
Years ended March 31

CAPITAL EXPENDITURE
(¥ billion)


90
60
30
0
02
03
04
Years ended March 31

We generally calculate fair value based on the present value of future expected cash flows, estimated using assumptions, credit losses and discount rates commensurate with the risks involved. We recorded losses of ¥0.1 billion ($1 million) for the fiscal years ended March 31, 2003 and 2004. Neither we, nor our directors or employees, have any investments in any of the Special Purpose Entities.

We have also sold portions of our machinery and equipment to leasing companies and to certain special purpose entities, leasing them back over periods of four to five years, for the purpose of eliminating risks associated with a decline in asset value or obsolete production facilities. We do not have any obligations to repurchase these assets upon the expiration of the lease. These transactions are treated as operating leases for accounting purposes. The amounts involved in off-balance sheet arrangements as of March 31, 2003 and 2004 were as follows:

| | Billions of yen | | Millions of U.S. dollars |
|---|---|---|---|
| As of March 31 | 2003 | **2004** | **2004** |
| Outstanding balance of trade receivables sold to special-purpose entities based on book value | ¥18.6 | **¥ 5.0** | **$ 48** |
| Balance of machinery and equipment under operating leases based on book value | 71.5 | **37.4** | **360** |

In addition, under certain arrangements, we are obligated to guarantee the residual value of machinery and equipment when we return such machinery and equipment at the end of the lease term. At March 31, 2004, the maximum amount of the recognized residual value guarantee was approximately ¥5.8 billion ($56 million).

## RECENT DEVELOPMENTS

We have recently announced the following developments. Certain discussions regarding future events contained in this section reflect management's judgment as of June 25, 2004:

***Reorganization of our business***

- In April 2004, we reorganized our corporate structure to hone our competitive advantage in providing leading-edge semiconductor solutions to our customers and to strive toward optimization of corporate organization. This involves: reorganizing our four technology-based business units into five new business units organized principally by applications; centralizing our fundamental research and development teams into one technology foundation development operations unit; enhancing the sales capability of field application engineers; and reinforcing manufacturing divisions.

***Reorganization of Semiconductor Assembly and Testing Structure***

- Our assembly and testing operations for matured packaging will gradually be shifted from our plants in Japan during the fiscal years ending March 31, 2005 and 2006 to those of our subsidiaries in China and Malaysia, as the requirement from customers overseas for local production is increasing. Consequently, our Hikone plant, an assembly and testing facility in Shiga, Japan, will be closed in December 2004;

- We will increasingly outsource the production of commodity packages from other assembly companies. We separated and sold our Takahata plant in Yamagata, Japan, which is engaged in such operations, to an affiliate of Advanced Semiconductor Engineering, Inc., a Taiwanese semiconductor company, in May 2004; and
- We seek operational efficiencies through the consolidation of our assembly and testing operations for system-in-package (SiP) and high-pin-count packages including flip-chip ball grid array (FCBGA) through the separation and transfer of our subsidiary, NEC Yamaguchi, Ltd., to our subsidiary, NEC Semiconductors Kyushu, Ltd., planned for October 2004.

***Strengthened Focus on Providing Advanced Semiconductors with Improved Efficiency***

- We plan to separate our ULSI Manufacturing Engineering Division and our Advanced SoC Line Operation Division, both located in Sagamihara, Japan, to form a wholly-owned subsidiary named NEC Fabserve, Ltd. in July 2004, thereby pursuing management efficiency though consolidating in one organization operations related mainly to advanced manufacturing skills and services that differ from our other services;
- We have commenced the construction of a new production line using 300 mm (12 inch) silicon wafers capable of producing 130 nm and 90 nm process wafers at Yamagata wafer fabrication plant. The new production line will have a monthly processing capacity of approximately 4,000 wafers, roughly equivalent to processing nearly ten thousand 200 mm (8 inch) wafers per month and is expected to commence operations by the end of calendar 2004; and
- We have announced plans to construct a new semiconductor factory building in Yamagata, Japan. The new factory building will be located adjacent to the building in which a 300 mm (12 inch) diameter wafer fabrication line is currently being constructed. The new factory building will also be designed for 300 mm (12 inch) wafer production and will have a total processing capacity of 10,000 wafers per month when the production equipment is fully installed and operational. Construction of the new factory building is scheduled to be completed by December 2004.

***Research and Development Alliances***

- We have agreed to enter a strategic alliance with Transmeta Corporation ("Transmeta") pursuant to which we will be licensed to use Transmeta's LongRun2™ Technologies for low-power and transistor leakage management for use in 90, 65 and 45 nm semiconductor products while acquiring a small percentage of Transmeta's common stock; and
- We have entered a long-term strategic partnership with ARM Limited, a leading provider of 16/32-bit embedded RISC microprocessor solutions, with respect to the co-development and co-marketing of a next-generation multiprocessor core based on our Symmetric Multi-Processor (SMP) technology.

***Issue of Convertible Bonds***

- On May 27, 2004, the Company issued convertible bonds of ¥110.0 billion (the "Bonds"), including an additional ¥10.0 billion principal amount pursuant to the over-allotment option, at an offer price of 102.5%. The Bonds were issued in the denomination of ¥10 million with a stock acquisition right exercisable on and after June 10, 2004 up to May 24, 2011. The initial conversion price (the price at which shares shall be acquired upon exercise of the stock acquisition rights) is ¥9,860 ($94.81) per share, subject to adjustment in certain events such as a stock split or consolidation of stock.

# CONSOLIDATED BALANCE SHEETS

NEC Electronics Corporation and Consolidated Subsidiaries
As of March 31, 2003 and 2004

| ASSETS | Millions of yen 2003 | Millions of yen 2004 | Thousands of U.S. dollars 2004 |
|---|---|---|---|
| **Current assets:** | | | |
| Cash and cash equivalents | ¥ 78,216 | **¥ 165,460** | **$ 1,590,962** |
| Notes and accounts receivable, trade: | | | |
| Related party | 26,334 | **17,343** | **166,760** |
| Other | 97,929 | **91,352** | **878,384** |
| Allowance for doubtful notes and accounts | (406) | **(461)** | **(4,433)** |
| Loans receivable from related party | 2,888 | **6,080** | **58,462** |
| Inventories | 77,077 | **72,730** | **699,327** |
| Deferred tax assets | 8,285 | **15,309** | **147,202** |
| Prepaid expenses and other current assets | 4,897 | **5,616** | **54,000** |
| Total current assets | 295,220 | **373,429** | **3,590,664** |
| **Investments:** | | | |
| Marketable securities | 5,368 | **9,469** | **91,048** |
| Investments, other | 2,776 | **571** | **5,490** |
| | 8,144 | **10,040** | **96,538** |
| **Property, plant and equipment:** | | | |
| Land | 17,797 | **17,273** | **166,087** |
| Buildings | 233,004 | **231,467** | **2,225,644** |
| Machinery and equipment | 881,567 | **900,163** | **8,655,413** |
| Construction in progress | 9,107 | **21,823** | **209,837** |
| | 1,141,475 | **1,170,726** | **11,256,981** |
| Accumulated depreciation | (852,471) | **(860,126)** | **(8,270,443)** |
| | 289,004 | **310,600** | **2,986,538** |
| **Other assets:** | | | |
| Deferred tax assets | 49,635 | **35,580** | **342,115** |
| License fees and other intangibles | 11,194 | **10,747** | **103,337** |
| Other | 2,292 | **1,119** | **10,760** |
| | 63,121 | **47,446** | **456,212** |
| | ¥ 655,489 | **¥ 741,515** | **$ 7,129,952** |

*See notes to consolidated financial statements.*

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of yen 2003 | Millions of yen 2004 | Thousands of U.S. dollars 2004 |
|---|---|---|---|
| **Current liabilities:** | | | |
| Short-term borrowings | ¥ 21,297 | **¥ 6,370** | **$ 61,250** |
| Current portion of long-term debt | 5,038 | **8,020** | **77,115** |
| Current portion of obligation under capital leases to related party | 1,105 | **718** | **6,904** |
| Notes and accounts payable, trade: | | | |
| Related party | 38,211 | **41,422** | **398,289** |
| Other | 89,244 | **88,410** | **850,096** |
| Accounts payable, other and accrued expenses: | | | |
| Related party | 12,183 | **4,225** | **40,625** |
| Other | 31,845 | **40,559** | **389,990** |
| Accrued income taxes: | | | |
| Related party | 4,167 | **—** | **—** |
| Other | 3,986 | **8,291** | **79,721** |
| Other current liabilities | 9,801 | **6,762** | **65,020** |
| Total current liabilities | 216,877 | **204,777** | **1,969,010** |
| **Long-term liabilities:** | | | |
| Long-term debt | 88,791 | **71,538** | **687,865** |
| Obligation under capital leases to related party | 5,554 | **5,281** | **50,779** |
| Accrued pension and severance costs | 100,030 | **84,095** | **808,606** |
| | 194,375 | **160,914** | **1,547,250** |
| **Minority shareholders' equity in consolidated subsidiaries** | 5,310 | **4,085** | **39,279** |
| **Commitments and contingent liabilities** | | | |
| **Shareholders' equity:** | | | |
| Common stock: | | | |
| Authorized—400,000,000 shares | | | |
| Issued and outstanding | | | |
| 2003—100,000,000 shares | 50,000 | | |
| 2004—123,500,000 shares | | **85,955** | **826,490** |
| Additional paid-in capital | 216,744 | **275,667** | **2,650,644** |
| Retained earnings | 1,672 | **27,268** | **262,192** |
| Accumulated other comprehensive income (loss) | (29,489) | **(17,147)** | **(164,875)** |
| Treasury stock, at cost | | | |
| 2004—592 shares | | **(4)** | **(38)** |
| | 238,927 | **371,739** | **3,574,413** |
| | ¥655,489 | **¥741,515** | **$7,129,952** |

# CONSOLIDATED STATEMENTS OF OPERATIONS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| | 2002 | 2003 | **2004** | **2004** |
| **Sales and other income:** | | | | |
| Net sales | ¥684,268 | ¥725,093 | **¥711,986** | **$6,846,019** |
| Gain on sales of property, plant and equipment and other | 2,167 | 3,573 | **2,201** | **21,164** |
| Interest and dividend income | 714 | 377 | **364** | **3,500** |
| Net foreign exchange gain | 1,390 | — | **—** | **—** |
| Gain on sales of investments in securities | 11 | 162 | **863** | **8,298** |
| Subsidy related to transfer of the substitutional portion of employee pension fund liabilities, net of settlement loss of ¥26,622 million ($255,981 thousand) | — | — | **1,874** | **18,019** |
| | 688,550 | 729,205 | **717,288** | **6,897,000** |
| **Costs and expenses:** | | | | |
| Cost of sales | 524,754 | 518,122 | **476,069** | **4,577,586** |
| Research and development | 99,759 | 96,666 | **99,450** | **956,250** |
| Selling, general and administrative | 99,772 | 80,102 | **81,870** | **787,212** |
| Restructuring charges | 34,588 | — | **—** | **—** |
| Formation costs | — | 1,813 | **—** | **—** |
| Loss on sales or disposal of property, plant and equipment and other | 9,213 | 10,214 | **8,818** | **84,788** |
| Interest | 2,468 | 2,211 | **1,366** | **13,135** |
| Net foreign exchange loss | — | 3,083 | **3,193** | **30,702** |
| Loss on investments in securities | 1,881 | 1,904 | **2,133** | **20,510** |
| | 772,435 | 714,115 | **672,899** | **6,470,183** |
| **Income (loss) before income taxes and minority interest in losses of consolidated subsidiaries** | (83,885) | 15,090 | **44,389** | **426,817** |
| **Provision (benefit) for income taxes** | (29,023) | 8,234 | **17,281** | **166,163** |
| **Income (loss) before minority interest in losses of consolidated subsidiaries** | (54,862) | 6,856 | **27,108** | **260,654** |
| **Minority interest in losses of consolidated subsidiaries** | (1,624) | (2,766) | **(958)** | **(9,211)** |
| **Net income (loss)** | ¥ (53,238) | ¥ 9,622 | **¥ 28,066** | **$ 269,865** |

| | Yen | U.S. dollars |
|---|---|---|
| | **2004** | **2004** |
| **Basic and diluted net income per share** | **¥ 240.61** | **$ 2.31** |
| **Cash dividends per share** | **¥ 20.00** | **$ 0.19** |

*See notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

| | Millions of yen | | | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|---|---|
| | 2002 | | 2003 | | **2004** | | **2004** | |
| **Net investment by NEC Corporation:** | | | | | | | | |
| Balance at beginning of year | ¥295,747 | | ¥242,509 | | ¥ — | | $ — | |
| Net income (loss) prior to November 1, 2002 | (53,238) | ¥(53,238) | 7,950 | ¥ 7,950 | — | ¥ — | — | $ — |
| Contribution to capital | — | | (250,459) | | — | | — | |
| Balance at end of year | ¥242,509 | | ¥ — | | ¥ — | | $ — | |
| **Common stock:** | | | | | | | | |
| Balance at beginning of year | ¥ — | | ¥ — | | ¥ 50,000 | | $ 480,769 | |
| Contribution to capital | — | | 50,000 | | — | | — | |
| Public stock offerings, net | — | | — | | 35,955 | | 345,721 | |
| Balance at end of year | ¥ — | | ¥ 50,000 | | ¥ 85,955 | | $ 826,490 | |
| ***Additional paid-in capital:*** | | | | | | | | |
| Balance at beginning of year | ¥ — | | ¥ — | | ¥216,744 | | $2,084,077 | |
| Contribution to capital | — | | 216,744 | | — | | — | |
| Public stock offerings, net | — | | — | | 57,810 | | 555,865 | |
| Stock issue costs, net of tax | — | | — | | (817) | | (7,856) | |
| Settlement for transfer of subsidiaries | — | | — | | 1,683 | | 16,183 | |
| Compensation expense for stock options | — | | — | | 247 | | 2,375 | |
| Balance at end of year | ¥ — | | ¥216,744 | | ¥275,667 | | $2,650,644 | |
| **Retained earnings:** | | | | | | | | |
| Balance at beginning of year | ¥ — | | ¥ — | | ¥ 1,672 | | $ 16,077 | |
| Net income from November 1, 2002 | — | | 1,672 | 1,672 | 28,066 | 28,066 | 269,865 | 269,865 |
| Dividends | — | | — | | (2,470) | | (23,750) | |
| Balance at end of year | ¥ — | | ¥ 1,672 | | ¥ 27,268 | | $ 262,192 | |
| **Accumulated other comprehensive income (loss):** | | | | | | | | |
| Balance at beginning of year | ¥ (4,954) | | ¥ (9,567) | | ¥ (29,489) | | $ (283,548) | |
| Foreign currency translation adjustments | | 4,719 | | (3,248) | | (3,248) | | (31,231) |
| Minimum pension liability adjustment, net of tax | | (9,144) | | (15,165) | | 13,088 | | 125,846 |
| Unrealized gains (losses) on marketable securities, net of tax | | (188) | | (1,509) | | 2,471 | | 23,760 |
| Unrealized gains on derivative financial instruments, net of tax | | — | | — | | 31 | | 298 |
| Other comprehensive income (loss) | (4,613) | (4,613) | (19,922) | (19,922) | 12,342 | 12,342 | 118,673 | 118,673 |
| Comprehensive income (loss) | | ¥(57,851) | | ¥(10,300) | | ¥40,408 | | $388,538 |
| Balance at end of year | ¥ (9,567) | | ¥ (29,489) | | ¥ (17,147) | | $ (164,875) | |
| **Treasury stock, at cost:** | | | | | | | | |
| Balance at beginning of year | ¥ — | | ¥ — | | ¥ — | | $ — | |
| Purchase | — | | — | | (4) | | (38) | |
| Balance at end of year | ¥ — | | ¥ — | | ¥ (4) | | $ (38) | |

*See notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC Electronics Corporation and Consolidated Subsidiaries
For the years ended March 31, 2002, 2003 and 2004

| | | | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|---|
| | 2002 | 2003 | **2004** | **2004** |
| **Cash flows from operating activities:** | | | | |
| Net income (loss) | ¥ (53,238) | ¥ 9,622 | **¥ 28,066** | **$ 269,865** |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 110,661 | 88,414 | **82,392** | **792,231** |
| Deferred income taxes | (30,788) | (2,379) | **356** | **3,423** |
| Loss on property, plant and equipment, net | 26,816 | 4,785 | **7,023** | **67,529** |
| Realized (gain) loss on marketable securities | 624 | 1,527 | **(863)** | **(8,298)** |
| Provision for pension and severance costs, less payments | 18 | 3,435 | **1,597** | **15,356** |
| Minority interest in losses of consolidated subsidiaries | (1,624) | (2,766) | **(958)** | **(9,211)** |
| (Increase) decrease in notes and accounts receivable | (2,377) | (20,495) | **10,381** | **99,817** |
| Decrease in inventories | 50,942 | 15,756 | **2,323** | **22,337** |
| Increase (decrease) in notes and accounts payable | (32,590) | 26,747 | **(16,634)** | **(159,942)** |
| Increase (decrease) in other current liabilities | (15,534) | 463 | **4,295** | **41,298** |
| Other, net | 8,658 | (277) | **2,343** | **22,528** |
| Net cash provided by operating activities | 61,568 | 124,832 | **120,321** | **1,156,933** |
| **Cash flows from investing activities:** | | | | |
| Proceeds from sales of property, plant and equipment | 28,153 | 7,022 | **1,685** | **16,202** |
| Additions to property, plant and equipment | (153,867) | (63,153) | **(86,764)** | **(834,269)** |
| Proceeds from sales of marketable securities | 20 | 329 | **1,765** | **16,971** |
| Purchase of marketable securities | — | (4) | **(873)** | **(8,394)** |
| Acquisition of minority interest | (473) | — | **(974)** | **(9,365)** |
| (Increase) decrease in loans receivable from related party | 8,781 | 3,803 | **(3,970)** | **(38,173)** |
| Increase in other investment securities | (911) | (673) | **—** | **—** |
| Other, net | (5,194) | (3,877) | **(2,845)** | **(27,356)** |
| Net cash used in investing activities | (123,491) | (56,553) | **(91,976)** | **(884,384)** |
| **Cash flows from financing activities:** | | | | |
| Proceeds from long-term debt | 2,326 | 81,226 | **1,857** | **17,856** |
| Repayments of long-term debt | (10,290) | (7,950) | **(15,252)** | **(146,654)** |
| Increase (decrease) in short-term borrowings | 71,722 | (74,811) | **(12,878)** | **(123,827)** |
| Repayments of lease obligation to related party | (1,749) | (1,138) | **(1,122)** | **(10,788)** |
| Public stock offerings, net | — | — | **92,885** | **893,125** |
| Settlement for transfer of subsidiaries | — | — | **(6,041)** | **(58,087)** |
| Other, net | (47) | 674 | **1,021** | **9,817** |
| Net cash provided by (used in) financing activities | 61,962 | (1,999) | **60,470** | **581,442** |
| **Effect of exchange rate changes on cash and cash equivalents** | 535 | (637) | **(1,571)** | **(15,106)** |
| **Net increase in cash and cash equivalents** | 574 | 65,643 | **87,244** | **838,885** |
| **Cash and cash equivalents at beginning of year** | 11,999 | 12,573 | **78,216** | **752,077** |
| **Cash and cash equivalents at end of year** | ¥ 12,573 | ¥ 78,216 | **¥165,460** | **$1,590,962** |
| **Supplemental disclosures of cash flow information:** | | | | |
| Cash paid during the year for: | | | | |
| Interest | ¥ 1,994 | ¥ 1,794 | **¥ 1,415** | **$ 13,606** |
| Income taxes | 4,799 | 2,389 | **15,756** | **151,500** |
| Non-cash financing transaction: | | | | |
| Contribution of short-term borrowings to capital | — | 15,611 | **—** | **—** |
| Settlement for transfer of subsidiaries | — | — | **1,683** | **16,183** |

*See notes to consolidated financial statements.*

## 1. BACKGROUND AND BASIS OF PRESENTATION

NEC Electronics Corporation was formed on November 1, 2002 as a wholly owned subsidiary of NEC Corporation ("NEC") as a result of a separation by new incorporation (*shinsetsu bunkatsu*) under the corporate separation (*kaisha bunkatsu*) provisions of the Japanese Commercial Code. Pursuant to NEC's separation plan, substantially all of NEC's semiconductor business operations and related assets and liabilities, excluding those related to the general-purpose DRAM business, were transferred to NEC Electronics Corporation, at historical cost, in exchange for the issuance to NEC of 100,000,000 shares of its common stock. On November 1, 2002, NEC Electronics Corporation acquired most of the assets that were intended to be transferred from NEC by operation of law. However, certain asset transfers, specifically, the investments in NEC IC Design Beijing Co., Ltd., previously named Beijing Hua Hong NEC IC Design Co., Ltd., and Shougang NEC Electronics Co., Ltd., were subject to Chinese government approval and registration. These transfers were completed during the year ended March 31, 2004. The accompanying consolidated financial statements have been prepared on the basis that all intended asset transfers, including the investments in these Chinese subsidiaries, had been completed as planned for the periods prior to corporate separation. NEC had operated the businesses which were transferred to NEC Electronics Corporation as an internal division and through various business units and subsidiaries.

NEC Electronics Corporation and its subsidiaries (the "Company") is a leading integrated provider of system-level semiconductor solutions for electronic products and systems across a variety of key markets in the communications, computing and peripherals, consumer electronics, and automotive and industrial sectors.



The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements included herein for periods prior to the corporate separation may not necessarily be indicative of the results of operations, financial position and cash flows of the Company had it operated as a separate company, nor are they an indicator of future performance.

For periods prior to the corporate separation, the consolidated statements of operations include all revenues and costs and expenses directly and indirectly attributable to the Company. The amounts related to the Company have been determined by segregating amounts related to the operations of the Company from those related to the operations retained by NEC. The determination of costs and expenses was made by reference to individual records for costs and expenses specifically relating to the Company or by allocation based on sales and asset amounts. Management believes that the methods used in the allocation of expenses, including accounting, treasury, legal, human resources, advertising, information technologies, basic research and development, and other corporate services, are reasonable. However, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Company had operated as a separate entity in the past, or the costs and expenses the Company may incur in the future. The information relating to NEC Electronics Corporation's relationship with NEC and NEC's affiliates and services between NEC Electronics Corporation and NEC and NEC's affiliates is summarized in Note 13.

## 2. SIGNIFICANT ACCOUNTING POLICIES

NEC Electronics Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

***Use of estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

***Basis of consolidation***

The consolidated financial statements include the accounts of the Company and all entities in which the Company has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three-month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

***Cash equivalents***

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.



***Foreign currency translation***

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign subsidiaries use their local currencies as the functional currency. Balances are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

***Allowance for doubtful notes and accounts***

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

***Marketable equity securities and other investments***

The Company classifies its marketable equity securities as available-for-sale which are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

### *Inventories*

Inventories are stated at the lower of cost or market principally on a first-in, first-out basis.

The Company analyzes all inventory including slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

### *Property, plant and equipment and depreciation*

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, mainly 15 to 45 years, machinery and equipment, mainly 5 to 7 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized using the declining-balance method over the lease term.

### *License fees and other intangibles*

License fees and other intangibles principally consist of prepaid license fees which are amortized on a straight-line basis over the contract term.

### *Impairment of long-lived assets*

Long-lived assets to be held and used, including license fees and other intangibles, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.



### *Income taxes*

The income tax provision (benefit) in the Company's consolidated statements of operations has been calculated on a separate company basis for the period prior to corporate separation. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

### *Stock-based compensation*

The Company accounts for its stock-based compensation plan under the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation.*

### *Net income per share*

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

### *Revenue recognition*

The Company recognizes revenue for transactions using the following criteria. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the seller's price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of shipment or the customer acceptance.

A sales rebate to certain distributors is provided based on the volume of purchases by the distributors and is recognized as a reduction of revenue on a systematic and rational allocation of the cost based on each of the underlying revenue transactions that results in progress by the distributors toward earning the rebate.

### *Derivative financial instruments*

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Amounts recorded to other comprehensive income (loss) are reclassified into earnings when the hedged transaction effects earnings or is probable of not occurring. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.



### *Securitization of receivables*

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained a subordinated interest.

When the Company sells the receivables in a securitization transaction, the carrying value of the receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the receivables is calculated based on the allocated carrying value of the receivables sold. Retained interests are initially recorded at the allocated carrying value of the receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

### *Reclassifications*

Certain amounts in the consolidated financial statements for the years ended March 31, 2002 and 2003 have been reclassified to conform to the 2004 presentation.

## 3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts are included solely for the convenience of the readers of the consolidated financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥104=U.S.$1, the approximate current rate at March 31, 2004, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

## 4. MARKETABLE EQUITY SECURITIES

The following is a summary of marketable equity securities which are classified as available-for-sale:

| | Millions of yen | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized holding gains | Gross unrealized holding losses | Fair value |
| March 31, 2003 | ¥4,530 | ¥ 914 | ¥76 | ¥5,368 |
| **March 31, 2004** | **4,501** | **4,968** | **—** | **9,469** |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | Cost | Gross unrealized holding gains | Gross unrealized holding losses | Fair value |
| **March 31, 2004** | **$43,279** | **$47,769** | **$—** | **$91,048** |

Proceeds from sales of available-for-sale securities were ¥20 million, ¥329 million and ¥1,765 million ($16,971 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Gross realized gains were ¥11 million, ¥162 million and ¥863 million ($8,298 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. Gross realized losses, including write-downs, were ¥635 million and ¥1,689 million for the years ended March 31, 2002 and 2003, respectively.

## 5. INVENTORIES

Inventories at March 31, 2003 and 2004 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Finished products | ¥21,685 | **¥19,921** | **$191,548** |
| Work in process and semifinished components | 39,483 | **38,945** | **374,471** |
| Raw materials and purchased components | 15,909 | **13,864** | **133,308** |
| | ¥77,077 | **¥72,730** | **$699,327** |



## 6. LICENSE FEES AND OTHER INTANGIBLES

License fees and other intangibles subject to amortization at March 31, 2003 and 2004 consisted of the following:

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| | 2003 | | **2004** | | **2004** | |
| March 31 | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization |
| License fees | ¥17,364 | ¥ 9,356 | **¥16,961** | **¥ 8,975** | **$163,087** | **$ 86,298** |
| Other | 7,903 | 4,717 | **7,483** | **4,722** | **71,952** | **45,404** |
| | ¥25,267 | ¥14,073 | **¥24,444** | **¥13,697** | **$235,039** | **$131,702** |

The aggregate amortization expense for the years ended March 31, 2002, 2003 and 2004 was ¥3,818 million, ¥3,150 million and ¥3,861 million ($37,125 thousand), respectively. The estimated amortization expense for the next five years is follows:

| Year ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥3,517 | $33,817 |
| 2006 | 2,492 | 23,962 |
| 2007 | 1,723 | 16,567 |
| 2008 | 1,206 | 11,596 |
| 2009 | 581 | 5,587 |

## 7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2003 and 2004 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Unsecured loans, principally from banks, including bank overdrafts (average interest rate of 1.64% in 2003 and 1.96% in 2004) | ¥21,297 | **¥6,370** | **$61,250** |

At March 31, 2004, the Company had unused lines of credit for short-term financing aggregating ¥20,000 million ($192,308 thousand) subject to commitment fees on the unused portion at 0.15% with a maturity of 364 days and ¥25,880 million ($248,846 thousand) with no commitment fees generally with maturities within one year.

Long-term debt at March 31, 2003 and 2004 was as follows:



| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Loans, principally from banks and insurance companies, due 2003 to 2008, with interest rates of 0.039% to 5.68% at March 31, 2003 and due 2004 to 2008 with interest rates of 0.62% to 4.00% at March 31, 2004: | | | |
| Secured | ¥ 3,247 | **¥ 1,781** | **$ 17,125** |
| Unsecured | 90,582 | **77,777** | **747,855** |
| | 93,829 | **79,558** | **764,980** |
| Less—portion due within one year | (5,038) | **(8,020)** | **(77,115)** |
| | ¥88,791 | **¥71,538** | **$687,865** |

The Company is required to repay certain medium-term loans, the balance of which was ¥70,000 million ($673,077 thousand) at March 31, 2004, if; net assets fall below ¥150,000 million ($1,442,308 thousand), operating cash flow would be negative for two consecutive half year periods, or NEC's ownership interest in the Company falls to 50% or less or the Company no longer is a consolidated subsidiary of NEC.

Property, plant and equipment with a net book value of ¥31,329 million ($301,240 thousand) was pledged as security for long-term debt at March 31, 2004.

The Company has agreements with its lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Annual maturities on long-term debt during the next five years are as follows:

| Year ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥ 8,020 | $ 77,115 |
| 2006 | 48,522 | 466,558 |
| 2007 | 6,714 | 64,557 |
| 2008 | 16,202 | 155,788 |
| 2009 | — | — |

## 8. PENSION AND SEVERANCE PLANS

NEC Electronics Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit pension plans, including cash balance pension plans. NEC Electronics Corporation and certain subsidiaries previously had contributory defined benefit pension plans that included a governmental welfare component which would otherwise be provided by the Japanese government.

Effective November 1, 2002, the Company assumed responsibility for pension and severance benefits for its active employees as of that date, located in Japan, related to the severance indemnity plans and contributory defined benefit pension plans. The related plan assets stayed with the trusteed fund associated with NEC's plans. In the consolidated financial statements, benefit obligations are based upon the participant data for the Company's employees. Plan assets were allocated based upon benefit obligations.

In the year ended March 31, 2003, the Company received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company's contributory defined benefit pension plans, over which the Japanese government would take responsibility. During the year ended March 31, 2004, final approval was received. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥1,874 million ($18,019 thousand). Details of the net gain related to transfer of substitutional portion of employee pension fund liabilities are as follows:

| Year ended March 31, 2004 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Subsidy from government | ¥28,496 | $274,000 |
| Less: Settlement loss | | |
| *Derecognition of accrued salary progression* | (7,578) | (72,865) |
| Recognition of unrealized actuarial loss | 34,200 | 328,846 |
| Net gain | ¥ 1,874 | $ 18,019 |

Effective August 1, 2003, NEC Electronics Corporation amended its severance indemnity plan by introducing a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. This amendment resulted in a decrease in the Company's benefit obligation.

Effective March 1, 2004, NEC Electronics Corporation and certain subsidiaries in Japan amended their defined benefit pension plans, and cash balance pension plans were established. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on the market interest rate. This amendment resulted in a decrease in the Company's benefit obligation.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participant's annual salary.

March 31 is the measurement date for the determination of the Company's benefit obligation. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Change in benefit obligations: | | | |
| Benefit obligations at beginning of year | ¥ 176,817 | **¥194,913** | **$1,874,163** |
| Service cost | 7,710 | **6,419** | **61,721** |
| Interest cost | 6,193 | **5,669** | **54,510** |
| Actuarial loss | 12,599 | **26,819** | **257,875** |
| Benefits paid | (8,406) | **(4,527)** | **(43,529)** |
| Transfer of substitutional portion | — | **(81,909)** | **(787,586)** |
| Plan amendment | — | **(14,064)** | **(135,231)** |
| Benefit obligations at end of year | 194,913 | **133,320** | **1,281,923** |
| Change in plan assets: | | | |
| Fair value of plan assets at beginning of year | 85,143 | **76,854** | **738,981** |
| Actual return (loss) on plan assets | (9,992) | **10,670** | **102,596** |
| Employer's contributions | 4,040 | **5,641** | **54,240** |
| Employees' contributions | 1,409 | **553** | **5,317** |
| Benefits paid | (3,746) | **(1,047)** | **(10,067)** |
| Transfer of substitutional portion | — | **(45,835)** | **(440,721)** |
| Fair value of plan assets at end of year | 76,854 | **46,836** | **450,346** |
| Funded status | (118,059) | **(86,484)** | **(831,577)** |
| Unrecognized prior service cost* | (10,971) | **(24,253)** | **(233,202)** |
| Unrecognized actuarial loss* | 76,482 | **56,851** | **546,645** |
| Unrecognized net obligation at April 1, 1989 being recognized over 17 years | 781 | **522** | **5,019** |
| Net amounts recognized | ¥ (51,767) | **¥ (53,364)** | **$ (513,115)** |
| Amounts recognized in the consolidated balance sheets consist of: | | | |
| Accrued pension and severance costs | ¥(100,030) | **¥ (84,095)** | **$ (808,606)** |
| Accumulated other comprehensive (income) loss, pretax | 48,263 | **30,731** | **295,491** |
| Net amounts recognized | ¥ (51,767) | **¥ (53,364)** | **$ (513,115)** |

*(*) Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 17 years.*



The accumulated benefit obligation for all defined benefit pension plan was ¥176,884 million and ¥130,931 million ($1,258,952 thousand) as of March 31, 2003 and 2004, respectively.

The weighted-average assumptions used to determine benefit obligations at March 31, 2003 and 2004 were as follows:

| March 31 | 2003 | **2004** |
|---|---|---|
| Discount rate | 3.0% | **2.5%** |
| Rate of increase in future compensation level | 1.7%-3.8% | **1.7%-3.8%** |

As a result of a change in the discount rate from 3.0% to 2.5% at March 31, 2004, benefit obligations increased by ¥9,025 million ($86,779 thousand).

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

| Year ended March 31 | 2002 | 2003 | **2004** |
|---|---|---|---|
| Discount rate | 3.5% | 3.5% | **3.0%** |
| Rate of increase in future compensation level | 1.7%-3.8% | 1.7%-3.8% | **1.7%-3.8%** |
| Expected long-term rate of return on plan assets | 4.0% | 4.0% | **4.0%** |

The basis for determining the long-term rate of return on assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast.

The allocation for the plan assets at March 31, 2003 and 2004 is as follows:

| March 31 | 2003 | **2004** |
|---|---|---|
| Asset category | | |
| Equity securities | 38% | **32%** |
| Debt securities | 33% | **42%** |
| Short term investments | 29% | **26%** |

Target allocation of equity securities, debt securities and short term investments is 30%, 45% and 25%, respectively.

The Company's objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump sum benefits at death, and other lump sum benefits to participants and annuitants, etc. in the future. The fund seeks to achieve the long-term investment returns that exceed the expected interest rate, which is required for cash balance pension plan adopted by the Company.

To achieve the investment objective of the plan assets, the fund shall strive to select appropriate assets for the eligible investment, establish the asset allocation policy which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of three to five years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy. As a result of adopting this policy, the Company has determined to change expected long-term rate of return on plan assets to 2.5% for calculation of net pension and severance cost for the year ending March 31, 2005.

The Company expects to contribute approximately ¥6,000 million ($57,692 thousand) to its pension plans in fiscal year ending March 31, 2005.



Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2002, 2003 and 2004 were as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Service cost | ¥ 9,418 | ¥ 7,710 | **¥ 6,419** | **$ 61,721** |
| Interest cost | 5,712 | 6,193 | **5,669** | **54,510** |
| Expected return on plan assets | (3,456) | (3,439) | **(3,098)** | **(29,789)** |
| Amortization of unrecognized prior service cost and actuarial loss | 2,014 | 2,821 | **3,896** | **37,462** |
| Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years | 259 | 259 | **259** | **2,490** |
| Settlement loss | — | — | **26,622** | **255,981** |
| Net pension and severance cost for all defined benefit plans | ¥13,947 | ¥13,544 | **¥39,767** | **$382,375** |

The total cost for all defined benefit and defined contribution plans was as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Net pension and severance cost for all defined benefit plans | ¥13,947 | ¥13,544 | **¥39,767** | **$382,375** |
| Employees' contributions to the contributory defined benefit pension plans | (2,174) | (1,409) | **(553)** | **(5,317)** |
| Pension and severance cost for defined contribution plans | 1,108 | 628 | **434** | **4,173** |
| Total cost for all defined benefit and defined contribution plans | ¥12,881 | ¥12,763 | **¥39,648** | **$381,231** |

## 9. INCOME TAXES

For periods prior to November 1, 2002, certain operating results of the Company had been included in NEC's income tax return, and the operating results of the U.S. subsidiary had been included in the consolidated tax return of NEC's U.S. holding company. For purposes of the preparation of the accompanying consolidated financial statements for the periods prior to November 1, 2002, the Company has prepared its tax provision (benefit) as if it had been a separate stand alone entity.

The components of income (loss) before income taxes and the provision (benefit) for income taxes are as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Income (loss) before income taxes: | | | | |
| NEC Electronics Corporation and domestic subsidiaries | ¥(70,159) | ¥15,054 | **¥32,083** | **$308,490** |
| Foreign subsidiaries | (13,726) | 36 | **12,306** | **118,327** |
| | ¥(83,885) | ¥15,090 | **¥44,389** | **$426,817** |
| Provision (benefit) for income taxes: | | | | |
| Current: | | | | |
| NEC Electronics Corporation and domestic subsidiaries | ¥ 515 | ¥ 9,091 | **¥15,092** | **$145,115** |
| Foreign subsidiaries | 1,250 | 1,522 | **1,833** | **17,625** |
| | 1,765 | 10,613 | **16,925** | **162,740** |
| Deferred: | | | | |
| NEC Electronics Corporation and domestic subsidiaries | (24,640) | (1,619) | **(1,175)** | **(11,298)** |
| Foreign subsidiaries | (6,148) | (760) | **1,531** | **14,721** |
| | (30,788) | (2,379) | **356** | **3,423** |
| | ¥(29,023) | ¥ 8,234 | **¥17,281** | **$166,163** |

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2002, 2003 and 2004. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate was reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Expected tax provision (benefit) | ¥(35,232) | ¥6,338 | **¥18,643** | **$179,260** |
| Increase (decrease) in taxes resulting from: | | | | |
| Tax credit for research and development | — | — | **(1,045)** | **(10,048)** |
| International tax rate differences | 1,213 | 964 | **(926)** | **(8,904)** |
| Changes in valuation allowance | 2,555 | (225) | **(205)** | **(1,971)** |
| Elimination of intercompany profit by loss subsidiaries | 1,808 | (1,742) | **—** | **—** |
| Non-deductible expenses for tax purposes | 167 | 53 | **109** | **1,048** |
| Effect of change in statutory tax rate on deferred tax balances | — | 1,736 | **455** | **4,375** |
| Undistributed earnings of foreign subsidiaries | 564 | 1,452 | **1,422** | **13,673** |
| Other | (98) | (342) | **(1,172)** | **(11,270)** |
| Income tax provision (benefit) | ¥(29,023) | ¥8,234 | **¥17,281** | **$166,163** |

The significant components of deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Deferred tax assets: | | | |
| Accrued pension and severance costs | ¥37,193 | **¥31,663** | **$304,452** |
| Research and development costs | 14,625 | **8,950** | **86,058** |
| Accrued bonus | 5,558 | **6,480** | **62,308** |
| Investments | 1,419 | **3,054** | **29,365** |
| Operating loss carryforwards | 5,316 | **2,852** | **27,423** |
| Intercompany profit between consolidated companies | 2,338 | **2,351** | **22,606** |
| Other | 7,242 | **9,474** | **91,096** |
| | 73,691 | **64,824** | **623,308** |
| Less—valuation allowance | (8,021) | **(5,086)** | **(48,904)** |
| Total | ¥65,670 | **¥59,738** | **$574,404** |
| Deferred tax liabilities: | | | |
| Tax deductible reserve | ¥ 4,071 | **¥ 3,430** | **$ 32,981** |
| Tax on undistributed earnings | 1,637 | **2,444** | **23,500** |
| Marketable securities | 339 | **2,012** | **19,346** |
| Other | 1,703 | **963** | **9,260** |
| Total | ¥ 7,750 | **¥ 8,849** | **$ 85,087** |

The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 were an increase of ¥4,535 million, a decrease of ¥2,045 million and a decrease of ¥2,935 million ($28,221 thousand), respectively.

At March 31, 2004, the Company had operating loss carryforwards amounting to ¥14,402 million ($138,481 thousand) of which ¥5,837 million ($56,125 thousand) relate to domestic subsidiaries and will expire during the period from 2006 through 2009. The remainder of ¥8,565 million ($82,356 thousand) relates to foreign subsidiaries and, except for ¥3,354 million ($32,250 thousand) with no expiration date, will expire through 2023.

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

## 10. SHAREHOLDERS' EQUITY

### (1) Initial public offering

The Company conducted an Initial Public Offering issuing 23,500,000 shares of its stock to third parties. After giving effect to the offering, 123,500,000 shares of common stock are outstanding and NEC's ownership interest in the Company decreased to 70.0%. The offering price and the purchase price per share were ¥4,200 ($40.38) and ¥3,990 ($38.37), respectively, the difference being an underwriting discount and commission. The Company received net proceeds of ¥93,765 million ($901,586 thousand) from the global offering, after a deduction of such discount and commission. In accordance with the Japanese Commercial Code, the Company allocated ¥35,955 million ($345,721 thousand) to common stock and the remaining amount of ¥56,993 million ($548,009 thousand) to additional paid-in capital after the stock issuance costs of ¥817 million ($7,856 thousand), net of tax were deducted.

### (2) Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Electronics Corporation and its subsidiaries in Japan be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders.

The amount of retained earnings available for dividends is based on NEC Electronics Corporation's retained earnings determined in accordance with generally accepted accounting principles in Japan and the Japanese Commercial Code.

### (3) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Foreign currency translation adjustments: | | | | |
| Balance at beginning of year | ¥ 3,473 | ¥ 8,192 | **¥ 4,944** | **$ 47,539** |
| Change in the current period | 4,719 | (3,248) | **(3,248)** | **(31,231)** |
| Balance at end of year | ¥ 8,192 | ¥ 4,944 | **¥ 1,696** | **$ 16,308** |
| Minimum pension liability adjustment: | | | | |
| Balance at beginning of year | ¥(10,610) | ¥(19,754) | **¥(34,919)** | **$(335,760)** |
| Change in the current period | (9,144) | (15,165) | **13,088** | **125,846** |
| Balance at end of year | ¥(19,754) | ¥(34,919) | **¥(21,831)** | **$(209,914)** |
| Unrealized gains (losses) on marketable securities: | | | | |
| Balance at beginning of year | ¥ 2,183 | ¥ 1,995 | **¥ 486** | **$ 4,673** |
| Change in the current period | (188) | (1,509) | **2,471** | **23,760** |
| Balance at end of year | ¥ 1,995 | ¥ 486 | **¥ 2,957** | **$ 28,433** |
| Unrealized gains on derivative financial instruments: | | | | |
| Balance at beginning of year | ¥ — | ¥ — | **¥ —** | **$ —** |
| Change in the current period | — | — | **31** | **298** |
| Balance at end of year | ¥ — | ¥ — | **¥ 31** | **$ 298** |
| Total accumulated other comprehensive income (loss): | | | | |
| Balance at beginning of year | ¥ (4,954) | ¥ (9,567) | **¥(29,489)** | **$(283,548)** |
| Change in the current period | (4,613) | (19,922) | **12,342** | **118,673** |
| Balance at end of year | ¥ (9,567) | ¥(29,489) | **¥(17,147)** | **$(164,875)** |

The tax effect allocated to the change in each component of other comprehensive income (loss) is as follows:

| Year ended March 31 | Before-tax amount | Tax (expense) or benefit | Net-of-tax amount |
|---|---|---|---|
| | Millions of yen | | |
| 2002: | | | |
| Foreign currency translation adjustments | ¥ 4,719 | ¥ — | ¥ 4,719 |
| Minimum pension liability adjustment | (11,644) | 2,500 | (9,144) |
| Unrealized gains (losses) on marketable securities: | | | |
| Unrealized holding losses arising during period | (948) | 398 | (550) |
| Less: reclassification adjustments for losses realized in net income (loss) | 624 | (262) | 362 |
| Other comprehensive income (loss) | ¥ (7,249) | ¥ 2,636 | ¥ (4,613) |
| 2003: | | | |
| Foreign currency translation adjustments | ¥ (3,248) | ¥ — | ¥ (3,248) |
| Minimum pension liability adjustment | (21,277) | 6,112 | (15,165) |
| Unrealized gains (losses) on marketable securities: | | | |
| Unrealized holding losses arising during period | (4,129) | 1,734 | (2,395) |
| Less: reclassification adjustments for losses realized in net income (loss) | 1,527 | (641) | 886 |
| Other comprehensive income (loss) | ¥(27,127) | ¥ 7,205 | ¥(19,922) |
| **2004:** | | | |
| Foreign currency translation adjustments | **¥ (3,248)** | **¥ —** | **¥ (3,248)** |
| Minimum pension liability adjustment | **17,532** | **(4,444)** | **13,088** |
| Unrealized gains (losses) on marketable securities: | | | |
| Unrealized holding gains arising during period | **4,993** | **(2,021)** | **2,972** |
| Less: reclassification adjustments for gains realized in net income (loss) | **(863)** | **362** | **(501)** |
| Unrealized gains (losses) on derivative financial instruments: | | | |
| Net changes in fair value of derivative financial instruments | **(22)** | **8** | **(14)** |
| Less: reclassification adjustments for losses realized in net income (loss) | **71** | **(26)** | **45** |
| Other comprehensive income (loss) | **¥ 18,463** | **¥(6,121)** | **¥ 12,342** |

| Year ended March 31 | Before-tax amount | Tax (expense) or benefit | Net-of-tax amount |
|---|---|---|---|
| | Thousands of U.S. dollars | | |
| **2004:** | | | |
| Foreign currency translation adjustments | **$ (31,231)** | **$ —** | **$ (31,231)** |
| Minimum pension liability adjustment | **168,577** | **(42,731)** | **125,846** |
| Unrealized gains (losses) on marketable securities: | | | |
| Unrealized holding gains arising during period | **48,010** | **(19,433)** | **28,577** |
| Less: reclassification adjustments for gains realized in net income (loss) | **(8,298)** | **3,481** | **(4,817)** |
| Unrealized gains (losses) on derivative financial instruments: | | | |
| Net changes in fair value of derivative financial instruments | **(212)** | **77** | **(135)** |
| Less: reclassification adjustments for losses realized in net income (loss) | **683** | **(250)** | **433** |
| Other comprehensive income (loss) | **$177,529** | **$(58,856)** | **$118,673** |

## 11. STOCK COMPENSATION PLAN

The Company adopted a stock option plan approved by the shareholders in June 2003 under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of the Company at the market value on October 16, 2003. The options will be vested under the condition that option holders will be in service to the Company at the date of exercising the option. The options are exercisable over a period of two years commencing two years after the date of grant.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The plan provides that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The stock option activity is as follows:

| Year ended March 31, 2004 | Number of shares | Weighted-average exercise price | |
|---|---|---|---|
| | | Yen | U.S. dollars |
| Outstanding at beginning of year | — | ¥ — | $ — |
| Granted | 316,500 | 8,990 | 86.44 |
| Forfeited | 3,000 | 8,990 | 86.44 |
| Outstanding at end of year | 313,500 | ¥8,990 | $86.44 |
| Exercisable | — | — | — |

The weighted-average remaining contractual life for options outstanding at March 31, 2004 is 3.5 years. The Company recognized ¥247 million ($2,375 thousand) of compensation expense for the year ended March 31, 2004.

The weighted-average fair value per option at the date of grant during the year ended March 31, 2004 was ¥3,150 ($30.29). The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

| Year ended March 31, 2004 | |
|---|---|
| Risk-free interest rate | 0.56% |
| Expected life | 3 years |
| Expected volatility | 52.30% |
| Expected dividend | 0.22% |

## 12. NET INCOME PER SHARE

The potential 313,500 shares of common stock for stock option plan were excluded from computation of the diluted EPS because the effect would be antidilutive for the year ended March 31, 2004. Weighted-average number of shares of common stock outstanding for the year ended March 31, 2004 was 116,645,657 shares.

## 13. RELATED PARTIES

In the normal course of business, the Company purchases components, supplies, and services from and sells its products to NEC and NEC's affiliates. Purchases from and sales to NEC and NEC's affiliates are generally based on market prices. The Company purchases and leases machinery and equipment from NEC's affiliates based on market prices. The Company accesses NEC's laboratories and utilizes NEC's research on fundamental technologies. NEC allocates any expenses related to such basic research for each period. NEC Logistics, Ltd., a wholly owned subsidiary of NEC, provides the Company with its logistics services, including packing, coordination of product transportation, and inventory management, and charges a fee. NEC manages financing activities geographically through its financing companies. The subsidiaries which have an excess of funds provide the funds to NEC's financing subsidiaries and receive interest of 1.75%~5.15%, 1.00%~3.20% and 0.64%~3.00% for the years ended March 31, 2002, 2003 and 2004, respectively. The funds provided are included in loans receivable from related party. NEC and its financing subsidiaries have provided operating funds to the Company and charged interest based on market interest rates at 0.54%~ 4.30% and 0.54%~3.45% for the years ended March 31, 2002 and 2003, respectively. The Company has entered into a multi year agreement with NEC under which NEC serves as prime contractor for the implementation of the Company's new global information management system. At March 31, 2003 and 2004, ¥814 million and ¥6,685 million ($64,279 thousand) of software was included in construction in progress, respectively, and ¥235 million and ¥2,291 million ($22,029 thousand) of expenses related to the implementation of the system have been charged to income for the years ended March 31, 2003 and 2004, respectively. Effective April 1, 2003, NEC has granted the Company the right to use the letters "NEC" as part of its trade name and to use the "NEC" mark as its trademark and corporate mark pursuant to a brand name license agreement. In this connection, NEC charges a brand fee to the Company based on a percentage of sales. In addition, NEC Electronics Corporation has forward exchange contracts with NEC. NEC has also provided advertising and other administrative services to NEC Electronics Corporation. The accompanying statements of operations included the expenses related to these services.

Transactions with related parties for the years ended March 31, 2002, 2003 and 2004 were as follows:

| | | | Millions of yen |
|---|---|---|---|
| Year ended March 31, 2002 | NEC | NEC's affiliates | Total |
| Sales | ¥68,139 | ¥103,155 | ¥171,294 |
| Purchases of components, supplies, and services | 62,236 | 23,178 | 85,414 |
| Purchases of machinery and equipment | — | 31,868 | 31,868 |
| Shipping and handling cost | — | 8,121 | 8,121 |
| Lease payment | 706 | 3,646 | 4,352 |
| Research and development | 9,002 | 31 | 9,033 |
| Advertising cost | 1,133 | — | 1,133 |
| Other selling, general and administrative | 5,708 | 7,317 | 13,025 |
| Interest income | — | 84 | 84 |
| Interest expense | 474 | 547 | 1,021 |

| | | | Millions of yen |
|---|---|---|---|
| Year ended March 31, 2003 | NEC | NEC's affiliates | Total |
| Sales | ¥23,043 | ¥86,297 | ¥109,340 |
| Purchases of components, supplies, and services | 47,273 | 39,568 | 86,841 |
| Purchases of machinery and equipment | — | 28,503 | 28,503 |
| Shipping and handling cost | — | 8,922 | 8,922 |
| Lease payment | 2,973 | 6,130 | 9,103 |
| Research and development | 7,298 | — | 7,298 |
| Advertising cost | 397 | — | 397 |
| Other selling, general and administrative | 5,173 | 4,133 | 9,306 |
| Fees for forward exchange contracts | 3 | — | 3 |
| Interest income | 2 | 145 | 147 |
| Interest expense | 386 | 399 | 785 |

| Year ended March 31, 2004 | NEC | NEC's affiliates | Total |
|---|---|---|---|
| | | | Millions of yen |
| Sales | **¥10,131** | **¥95,124** | **¥105,255** |
| Purchases of components, supplies, and services | **2,861** | **73,025** | **75,886** |
| Purchases of machinery and equipment | **7,609** | **14,989** | **22,598** |
| Shipping and handling cost | **—** | **8,896** | **8,896** |
| Lease payment | **4,465** | **5,326** | **9,791** |
| Research and development | **9,200** | **3,969** | **13,169** |
| Advertising cost | **—** | **28** | **28** |
| Brand fee | **2,366** | **—** | **2,366** |
| Other selling, general and administrative | **9,363** | **12,090** | **21,453** |
| Fees for forward exchange contracts | **21** | **—** | **21** |
| Interest income | **—** | **117** | **117** |

| Year ended March 31, 2004 | NEC | NEC's affiliates | Total |
|---|---|---|---|
| | | | Thousands of U.S. dollars |
| Sales | **$97,413** | **$914,654** | **$1,012,067** |
| Purchases of components, supplies, and services | **27,510** | **702,163** | **729,673** |
| Purchases of machinery and equipment | **73,163** | **144,125** | **217,288** |
| Shipping and handling cost | **—** | **85,538** | **85,538** |
| Lease payment | **42,933** | **51,211** | **94,144** |
| Research and development | **88,462** | **38,163** | **126,625** |
| Advertising cost | **—** | **269** | **269** |
| Brand fee | **22,750** | **—** | **22,750** |
| Other selling, general and administrative | **90,029** | **116,250** | **206,279** |
| Fees for forward exchange contracts | **202** | **—** | **202** |
| Interest income | **—** | **1,125** | **1,125** |



## 14. FINANCIAL INSTRUMENTS

**(1) Fair value of financial instruments**

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, loans receivable from related party, short-term borrowings, notes and accounts payable, trade, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of long-term debt, including current portion, forward exchange contracts and interest rate swap agreements at March 31, 2003 and 2004 are summarized as follows:

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| | 2003 | | **2004** | | **2004** | |
| March 31 | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| Long-term debt, including current portion | ¥(93,829) | ¥(94,426) | **¥(79,558)** | **¥(79,763)** | **$(764,980)** | **$(766,952)** |
| Forward exchange contracts | (108) | (108) | **574** | **574** | **5,519** | **5,519** |
| Interest rate swap agreements | — | — | **100** | **100** | **962** | **962** |

The fair value of long-term debt is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 4. Investments in equity securities, included in investments, other, with an aggregate carrying amount of ¥2,565 million and ¥404 million ($3,885 thousand) at March 31, 2003 and 2004, respectively, consist of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate swap agreements is estimated based on estimated discounted net future cash flows.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

*Forward exchange contracts*

NEC Electronics Corporation and its certain subsidiaries have forward exchange contracts with NEC or financial institutions to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. Such forward exchange contracts are not designated as hedging instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and changes in fair value of forward exchange contracts are recognized in income thereby effectively offsetting the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

A certain subsidiary has entered into forward exchange contracts, which are designated as hedging instruments for forecasted transactions. Such forward exchange contracts are designated as a cash flow hedge and, accordingly, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transactions effect earnings, and the ineffective portion of the gain or loss is reported in earnings immediately. At March 31, 2004, the forward exchange contracts qualifying as a cash flow hedge will mature within four months.



*Interest rate swap agreements*

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. Certain interest rate swap agreements are designated as a fair value hedge. The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next four years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

There were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur for the year ended March 31, 2004.

The counterparties to the Company's derivative transactions are NEC or major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

## 15. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to SPEs. Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained a subordinated interest.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2002, 2003 and 2004, the Company has recorded losses of ¥209 million, ¥115 million and ¥83 million ($798 thousand) related to the securitization transactions. Fair value of retained interests at March 31, 2004 is ¥1,598 million ($15,365 thousand), and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2004 were 0.0% and 1.6%, respectively.

At March 31, 2004, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2002, 2003 and 2004 was as the follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Proceeds from new securitization | ¥43,449 | ¥92,560 | **¥79,093** | **$760,510** |
| Cash flows received on retained interests | 5,193 | 6,512 | **9,681** | **93,087** |

The components of securitized financial assets and other assets managed together at March 31, 2003 and 2004 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| March 31 | 2003 | **2004** | **2004** |
| Notes and accounts receivables, trade managed or securitized | ¥116,480 | **¥96,330** | **$926,250** |
| Less: assets securitized | (18,551) | **(4,978)** | **(47,866)** |
| Assets held in portfolio | ¥ 97,929 | **¥91,352** | **$878,384** |

At March 31, 2003 and 2004, delinquent amounts from notes and accounts receivable, trade, including assets securitized, and net credit losses were insignificant.



## 16. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥2,538 million, ¥1,659 million and ¥1,218 million ($11,712 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. These advertising costs included the allocation of costs from NEC before the corporate separation. The allocated amount for the years ended March 31, 2002 and 2003 was ¥1,133 million and ¥397 million, respectively.

## 17. RESTRUCTURING CHARGES

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure its manufacturing operations. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. As a result, the Company incurred restructuring charges of ¥34,588 million.

## 18. LEASING ARRANGEMENTS

The Company leases certain land, buildings, facilities and equipment for its own use.

The gross amount of leased assets under capital lease which are leased from NEC included in buildings was ¥6,887 million ($66,221 thousand) at March 31, 2003 and 2004. Accumulated depreciation of the leased assets at March 31, 2003 and 2004 was ¥1,823 million and ¥2,198 million ($21,135 thousand), respectively. In addition, the gross amount of leased assets under capital leases, majority of which is from NEC Leasing Ltd., included in machinery and equipment were ¥3,584 million and ¥2,983 million ($28,683 thousand) at March 31, 2003 and 2004, respectively. Accumulated depreciation of the leased assets at March 31, 2003 and 2004 was ¥2,484 million and ¥1,827 million ($17,567 thousand), respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2004:

| Year ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥1,107 | $10,644 |
| 2006 | 913 | 8,779 |
| 2007 | 667 | 6,413 |
| 2008 | 483 | 4,644 |
| 2009 | 404 | 3,885 |
| 2010 and thereafter | 4,408 | 42,385 |
| Total minimum lease payments | 7,982 | 76,750 |
| Less – amount representing interest | 1,983 | 19,067 |
| Present value of net minimum lease payments | 5,999 | 57,683 |
| Less – current obligation | 718 | 6,904 |
| Long-term lease obligation | ¥5,281 | $50,779 |



Rental expense under operating leases was ¥36,080 million, ¥34,329 million and ¥30,471 million ($292,990 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively. The rental expense for the years ended March 31, 2002, 2003 and 2004 included the rental expense of ¥2,603 million, ¥7,581 million and ¥8,598 million ($82,673 thousand) under operating leases with NEC's affiliates, respectively.

Future minimum rental payments are as follows:

| Year ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2005 | ¥13,656 | $131,308 |
| 2006 | 11,093 | 106,663 |
| 2007 | 3,384 | 32,538 |
| 2008 | 944 | 9,077 |
| 2009 | 587 | 5,644 |
| 2010 and thereafter | 562 | 5,404 |

The Company has several leasing agreements for machinery and equipment which are accounted for as an operating lease. Certain lease agreements provide for purchase options. In addition, under the leasing agreements, the Company is obligated to guarantee the residual value of machinery and equipment when the Company returns such machinery and equipment at the end of lease term. At March 31, 2004, the maximum amount of the recognized residual value guarantee was approximately ¥5,800 million ($55,769 thousand).

## 19. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment approximated ¥56,000 million ($538,462 thousand).

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2004 would not have a material effect on the Company's financial position or results of operation.

## 20. SEGMENT INFORMATION

Sales to external customers by market application for the years ended March 31, 2002, 2003 and 2004 were as follows:

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Communications | ¥ 87,327 | ¥ 97,002 | **¥152,299** | **$1,464,413** |
| Computing and Peripherals | 143,713 | 125,901 | **138,227** | **1,329,106** |
| Consumer Electronics | 119,789 | 147,127 | **88,294** | **848,981** |
| Automotive and Industrial | 64,472 | 80,109 | **90,707** | **872,183** |
| Multi-market ICs | 85,245 | 84,465 | **79,988** | **769,115** |
| Discrete, Optical and Microwave Devices | 112,347 | 117,971 | **122,095** | **1,173,990** |
| Other | 71,375 | 72,518 | **40,376** | **388,231** |
| | ¥684,268 | ¥725,093 | **¥711,986** | **$6,846,019** |

Sales, which are attributed to geographic areas based on the country location of NEC Electronics Corporation or its subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2002, 2003 and 2004 and long-lived assets at March 31, 2003 and 2004 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

| | Millions of yen | | | Thousands of U.S. dollars |
|---|---|---|---|---|
| Year ended March 31 | 2002 | 2003 | **2004** | **2004** |
| Net sales: | | | | |
| Japan | ¥455,367 | ¥477,491 | **¥426,260** | **$4,098,654** |
| United States of America | 61,143 | 64,577 | **74,845** | **719,663** |
| Europe | 55,376 | 63,913 | **75,764** | **728,500** |
| Asia | 112,382 | 119,112 | **135,117** | **1,299,202** |
| Total | ¥684,268 | ¥725,093 | **¥711,986** | **$6,846,019** |
| Geographic profit (loss): | | | | |
| Japan | ¥ (34,189) | ¥ 29,276 | **¥ 43,266** | **$ 416,019** |
| United States of America | (7,791) | (3,522) | **4,559** | **43,837** |
| Europe | 517 | 1,197 | **2,321** | **22,317** |
| Asia | 1,446 | 3,252 | **6,325** | **60,817** |
| Total | ¥ (40,017) | ¥ 30,203 | **¥ 56,471** | **$ 542,990** |

| March 31 | Millions of yen 2003 | 2004 | Thousands of U.S. dollars 2004 |
|---|---|---|---|
| Long-lived assets: | | | |
| Japan | ¥266,256 | **¥292,835** | **$2,815,722** |
| United States of America | 6,465 | **3,736** | **35,923** |
| Europe | 3,088 | **2,976** | **28,615** |
| Asia | 26,681 | **22,919** | **220,375** |
| Total | ¥302,490 | **¥322,466** | **$3,100,635** |

Transfers between geographic areas are made at arm's-length prices.

Sales to NEC and NEC's affiliates accounted for 25%, 15% and 15% of total sales for the years ended March 31, 2002, 2003 and 2004, respectively. In addition, the Company sells a significant portion of its semiconductor products through a network of independent sales distributors. The Company relies on six key distributors for 36%, 44% and 43% of total sales for the years ended March 31, 2002, 2003 and 2004, respectively. At March 31, 2003 and 2004, the Company had accounts receivable, trade of ¥13,992 million and ¥36,158 million ($347,673 thousand), respectively, from these distributors. In addition, at March 31, 2003 and 2004, the Company had guarantee deposits received of ¥1,447 million and ¥1,474 million ($14,173 thousand), respectively, from these distributors as a collateral.

## 21. SUBSEQUENT EVENTS

On May 27, 2004, NEC Electronics Corporation issued convertible bonds of ¥110,000,000,000 (the "Bonds"), including an additional ¥10,000,000,000 principal amount pursuant to the over-allotment option, at an offer price of 102.5%. The Bonds were issued in the denomination of ¥10,000,000 with a stock acquisition right exercisable on and after June 10, 2004 up to May 24, 2011. The initial conversion price is ¥9,860 ($94.81) per share, subject to adjustment in certain events such as a stock split or consolidation of stock.



The shareholders, at June 25, 2004 annual shareholders meeting, approved the payment of a cash dividend of ¥20 ($0.19) per share, aggregating ¥2,470 million ($23,750 thousand), for the year ended March 31, 2004, which has been reflected in the consolidated financial statements.

ERNST & YOUNG

ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O Box 1196, Tokyo 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

The Board of Directors and Shareholders
NEC Electronics Corporation

We have audited the accompanying consolidated balance sheets of NEC Electronics Corporation (the "Company") as of March 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Electronics Corporation at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

April 23, 2004, except for Note 21, as to which the date is June 25, 2004

(As of March 31, 2004)

**Company Name**
NEC Electronics Corporation

**Established**
November 1, 2002

**Capital Stock**
¥86.0 billion

**Major Operations**
Research, development, manufacture and sale of semiconductors (except general purpose DRAM), and related services.

**Employees**
24,450 (Consolidated)

**Headquarters**
1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan

**Transfer Agent for Common Stock**
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Toll free (in Japan): 0120-175-417
Other inquiries
Toll free (in Japan): 0120-176-417

**Stock Exchange Listing**
Tokyo Stock Exchange

**Contact Information**
Investor Relations
Corporate Communications Division
NEC Electronics Corporation
Tel: +81 44-435-1664
Fax: +81 44-435-1870
e-mail: ir@necel.com
http://www.necel.com/en/ir/

**Major Subsidiaries and Affiliates**

**Domestic Manufacturing Companies**
NEC Yamagata, Ltd.
NEC Fukui, Ltd.
NEC Kansai, Ltd.
NEC Yamaguchi, Ltd.
NEC Kyushu, Ltd.
NEC Semiconductors Kyushu, Ltd.

**Domestic Sales and Design Companies**
NEC Micro Systems, Ltd.
NEC Deviceport, Ltd.

**Independent Company**
NEC Compound Semiconductor Devices, Ltd.

**Overseas Manufacturing Companies**
NEC Electronics America, Inc.[1]
NEC Semiconductors Ireland Limited
NEC Semiconductors (Malaysia) Sdn. Bhd.
NEC Semiconductors Singapore Pte. Ltd.
P.T. NEC Semiconductors Indonesia
Shougang NEC Electronics Co., Ltd.[2]

**Overseas Sales and Design Companies**
NEC Electronics America, Inc.[1]
NEC Electronics (Europe) GmbH
NEC Electronics Hong Kong Limited
NEC Compound Semiconductor Devices Hong Kong Limited[3]
NEC Electronics Taiwan, Ltd.
NEC Electronics Singapore Pte. Ltd.
NEC Electronics Shanghai, Ltd.
Shougang NEC Electronics Co., Ltd.[2]
NEC IC Design Beijing Co., Ltd.

*1: Manufacturing, sales and design company in the U.S.A.*
*2: Manufacturing, sales and design company in China*
*3: Sales subsidiary of NEC Compound Semiconductor Devices, Ltd.*

1753 Shimonumabe, Nakahara-ku,
Kawasaki, Kanagawa 211-8668, Japan
Tel: +81 44-435-5111
http://www.necel.com/


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